As filed with the Securities and Exchange Commission on June 22, 2001



                                                    File No. 333-
                                                    File No. 811-08581

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

       REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933         [x]
              Pre-Effective Amendment No.__                            [ ]

              Post-Effective Amendment No.                             [ ]


                          REGISTRATION STATEMENT UNDER
                     THE INVESTMENT COMPANY ACT OF 1940                [ ]


                              Amendment No. 32                         [X]


                       THE SAGE VARIABLE ANNUITY ACCOUNT A
                           (Exact Name of Registrant)

                      SAGE LIFE ASSURANCE OF AMERICA, INC.

                               (Name of Depositor)

                               300 Atlantic Street
                               Stamford, CT 06901
              (Address of Depositor's Principal Executive Offices)

                  Depositor's Telephone Number: (203) 602-6500

                                James F. Bronsdon
                      Sage Life Assurance of America, Inc.
                               300 Atlantic Street
                               Stamford, CT 06901

               (Name and Address of Agent for Service of Process)

                                    Copy to:
                                   Lynn Stone
                        Blazzard, Grodd & Hasenauer, P.C.
                               943 Post Road East
                               Westport, CT 06880


APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

     As soon as practicable after the effective date of the Registration Statement.

Title of Securities: Interests in a separate account under flexible payment deferred combination fixed and variable annuity contracts and certificates.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


          CROSS REFERENCE SHEET
          (required by Rule 495)



Item No.                                           Location
--------                                        ---------------
          PART A

Item 1.   Cover Page . . . . . . . . . . . . . .   Cover Page

Item 2.   Definitions  . . . . . . . . . . . . .   Index of Terms

Item 3.   Synopsis . . . . . . . . . . . . . . .   Highlights

Item 4.   Condensed Financial Information  . . .   Not Applicable


Item 5.   General Description of Registrant,
          Depositor, and Portfolio Companies . .   Additional Information
                                                   about Sage Life
                                                   Assurance of America, Inc.;
                                                   Separate Accounts; What Are
                                                   My Investment Options?;
                                                   Appendix A

Item 6.   Deductions and Expenses. . . . . . . .   What Are the Expenses Under
                                                   a Contract?

Item 7.   General Description of Variable
          Annuity Contracts. . . . . . . . . . .   What are the Contracts?

Item 8.   Annuity Period . . . . . . . . . . . .   What are My Income Payment
                                                   Options?

Item 9.   Death Benefit. . . . . . . . . . . . .   Does the Contract Have a
                                                   Death Benefit?

Item 10.  Purchases and Contract Value . . . . .   How Do I Purchase a
                                                   Contract?

Item 11.  Redemptions. . . . . . . . . . . . . .   How Do I Access My Money?

Item 12.  Taxes. . . . . . . . . . . . . . . . .   How Will My Contract be
                                                   Taxed?

Item 13.  Legal Proceedings. . . . . . . . . . .   None

Item 14.  Table of Contents of the Statement of
          Additional Information . . . . . . . .   Table of Contents of the
                                                   Statement of Additional
                                                   Information

          CROSS REFERENCE SHEET
          (required by Rule 495)

Item No.                                           Location
--------                                         -------------
          PART B

Item 15.  Cover Page . . . . . . . . . . . . . .   Cover Page

Item 16.  Table of Contents. . . . . . . . . . .   Table of Contents

Item 17.  General Information and History. . . .   Not Applicable

Item 18.  Services . . . . . . . . . . . . . . .   Not Applicable

Item 19.  Purchase of Securities Being Offered .   Not Applicable

Item 20.  Underwriters . . . . . . . . . . . . .   Not Applicable

Item 21.  Calculation of Performance Data. . . .   Calculation of Historical
Performance
                                                   Data

Item 22.  Annuity Payments . . . . . . . . . . .   Income Payment Provisions

Item 23.  Financial Statements . . . . . . . . .   Financial Statements

                                     PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered in Part C to this Registration Statement.






                                     PART A
                            PROSPECTUS DATED __, 2001
                   FLEXIBLE PAYMENT DEFERRED COMBINATION FIXED
                         AND VARIABLE ANNUITY CONTRACTS
                                    ISSUED BY
                     THE SAGE VARIABLE ANNUITY ACCOUNT A AND
                      SAGE LIFE ASSURANCE OF AMERICA, INC.

Executive Office:
300 Atlantic Street
Stamford, CT  06901


        This Prospectus describes flexible payment deferred combination fixed and variable annuity contracts for individuals and groups offered by Sage Life Assurance of America, Inc. We designed the Contracts for use in your long-term financial and retirement planning. The Contracts provide a means for investing on a tax-deferred basis in our Variable Account and our Fixed Account. You can purchase a Contract by making a minimum initial purchase payment. After purchase, you determine the amount and timing of any additional purchase payments.

        You may allocate purchase payments and transfer Account Value to our Variable Account and/or our Fixed Account within certain limits. The Variable Account has 29 available Sub-Accounts. Through our Fixed Account, you can choose to invest your money in one or more of 7 different Guarantee Periods.

        Each Variable Sub-Account invests in a corresponding Fund of the following Trusts (collectively, the "Trusts"):

        -     AIM Variable Insurance Funds
        -     The Alger American Fund
        -     INVESCO Variable Investment Funds, Inc.
        -     MFS(R)Variable Insurance Trust(SM)
        -     The Universal Institutional Funds, Inc.
        -     Oppenheimer Variable Account Funds
        -     Sage Life Investment Trust
        -     T. Rowe Price Equity Series, Inc.

        Your Account Value will vary daily with the investment performance of the Variable Sub-Accounts and any interest we credit under our Fixed Account. We do not guarantee any minimum Account Value for amounts you allocate to the Variable Account. We do guarantee principal and a minimum fixed rate of interest for specified periods of time on amounts you allocate to the Fixed Account. However, amounts you withdraw, surrender, transfer, or apply to an income plan from the Fixed Account before the end of an applicable Guarantee Period ordinarily will be subject to a Market Value Adjustment, which may increase or decrease these amounts.

        The Statement of Additional Information contains more information about the Contracts and the Variable Account, is dated the same as this Prospectus, and is incorporated herein by reference. The Table of Contents for the Statement of Additional Information is on the last page of this Prospectus. We filed it with the Securities and Exchange Commission. You may obtain a copy of the Statement of Additional Information free of charge by contacting our Customer Service Center, or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

        THIS PROSPECTUS INCLUDES BASIC INFORMATION ABOUT THE CONTRACTS THAT YOU SHOULD KNOW BEFORE INVESTING. PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. THE TRUST PROSPECTUSES CONTAIN IMPORTANT INFORMATION ABOUT THE FUNDS. WE WILL SEND YOU THE TRUST PROSPECTUSES WITH YOUR CONTRACT. YOUR REGISTERED REPRESENTATIVE CAN PROVIDE THESE PROSPECTUSES TO YOU BEFORE YOU INVEST.

        THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED THESE CONTRACTS OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR ENDORSED OR GUARANTEED BY, ANY BANK, NOR ARE THEY FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

==============================================================================
                                TABLE OF CONTENTS
==============================================================================


INDEX OF TERMS..............................................................

HIGHLIGHTS .................................................................

FEE TABLE...................................................................

1.     WHAT ARE THE CONTRACTS?..............................................
       Your Options.........................................................
       Transfers............................................................

2.     WHAT ARE MY INCOME PAYMENT OPTIONS?..................................
       Your Choices.........................................................
       Income Payment Amounts...............................................

3.     HOW DO I PURCHASE A CONTRACT?........................................
       Initial Purchase Payment.............................................
       Issuance of a Contract...............................................
       Free Look Right to Cancel Your Contract..............................
       Making Additional Purchase Payments..................................
       When We May Cancel Your Contract.....................................

4.     WHAT ARE MY INVESTMENT OPTIONS?......................................
       Purchase Payment Allocations.........................................
       Variable Sub-Account Investment Options..............................
       Fixed Account Investment Options.....................................
       Transfers............................................................
       Transfer Programs....................................................
       Values Under Your Contract...........................................

5.     WHAT ARE THE EXPENSES UNDER A CONTRACT?..............................
       Transfer Charge......................................................
       Asset-Based Charges..................................................
       Purchase Payment Tax Charge..........................................
       Optional Benefit Charges.............................................
       Fund Annual Expenses.................................................
       Additional Information...............................................

6.     HOW WILL MY CONTRACT BE TAXED?.......................................
       Introduction.........................................................
       Taxation of Non-Qualified Contracts..................................
       Taxation of a Qualified Contract.....................................
       Transfers, Assignments, or Exchanges of a Contract...................
       Possible Tax Law Changes.............................................

7.     HOW DO I ACCESS MY MONEY?............................................
       Withdrawals..........................................................
       Requesting Payments..................................................

8.     HOW IS CONTRACT PERFORMANCE PRESENTED?...............................
       Yield................................................................
       Total Return.........................................................
       Performance/Comparisons..............................................

9.     DOES THE CONTRACT HAVE A DEATH BENEFIT?..............................
       Contract Death Benefit...............................................
       Owner's Death Before the Income Date.................................
       Owner's or Annuitant's Death After the Income Date...................
       Proof of Death.......................................................

10.    WHAT OTHER INFORMATION SHOULD I KNOW?................................
       Parties to the Contract..............................................
       Separate Accounts....................................................
       Modification.........................................................
       Distribution of the Contracts........................................
       Experts..............................................................
       Legal Proceedings....................................................
       Reports to Contract Owners...........................................
       Authority to Make Agreements.........................................
       Financial Statements.................................................

11.    HOW CAN I MAKE INQUIRIES.............................................

12.    ADDITIONAL INFORMATION ABOUT SAGE LIFE ASSURANCE OF AMERICA, INC.....

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION................

APPENDIX A - MORE INFORMATION ABOUT THE FUNDS...........................__-1

APPENDIX B - MARKET VALUE ADJUSTMENT....................................__-1

APPENDIX C - DOLLAR-COST AVERAGING PROGRAM..............................__-1




THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE.


==============================================================================
                                 INDEX OF TERMS
==============================================================================

        We tried to make this Prospectus as readable and understandable as possible. To help you to understand how the Contract works, we have used certain terms with special meanings. We define these terms below.

        ACCOUNT VALUE -- The Account Value is the entire amount we hold under your Contract during the Accumulation Phase. It equals the sum of your Variable Account Value and Fixed Account Value.

        ACCUMULATION PHASE -- The Accumulation Phase is the period during which you accumulate savings under your Contract.

        ACCUMULATION UNIT -- An Accumulation Unit is the unit of measure we use before the Income Date to keep track of the value of each Variable Sub- Account.

        ANNUITANT -- The Annuitant is the natural person whose age determines the maximum Income Date and the amount and duration of income payments involving life contingencies. The Annuitant may also be the person to whom we will make any payment starting on the Income Date.

        ASSET-BASED CHARGES -- The Asset-Based Charges are charges for mortality and expense risks and for administrative costs assessed daily against the assets of the Variable Account.

        BENEFICIARY -- The Beneficiary is the person or persons to whom we pay a death benefit if any Owner dies before the Income Date.

        BUSINESS DAY -- A Business Day is any day the New York Stock Exchange ("NYSE") is open for regular trading exclusive of (i) Federal holidays, (ii) any day on which an emergency exists making the disposal or fair valuation of assets in the Variable Account not reasonably practicable, and (iii) any day on which the Securities and Exchange Commission ("SEC") permits a delay in the disposal or valuation of assets in the Variable Account.

        CONTRACTS -- The Contracts are flexible payment deferred combination fixed and variable annuity contracts. In some jurisdictions, we issue the Contracts directly to individuals. In most jurisdictions, however, the Contracts are only available as a group contract. We issue a group Contract to or on behalf of a group. Individuals who are part of a group to which we issue a Contract receive a certificate that recites substantially all of the provisions of the group Contract. Throughout this Prospectus and unless otherwise stated, the term "Contract" refers to individual Contracts, group Contracts, and certificates for group Contracts.

        CONTRACT ANNIVERSARY -- A Contract Anniversary is each anniversary of the Contract Date.

        CONTRACT DATE -- The Contract Date is the date an individual Contract or a certificate for a group Contract is issued at our Customer Service Center.

        CONTRACT YEAR -- Contract Year is each consecutive twelve-month period beginning on the Contract Date and the anniversaries thereof.

        EXPIRATION DATE -- The Expiration Date is the last day in a Guarantee Period.

        FIXED ACCOUNT -- The Fixed Account is The Sage Fixed Interest Account A. It is a separate investment account of ours into which you may invest purchase payments or transfer Account Value. In certain states we refer to the Fixed Account as the Interest Account or Interest Separate Account.

        FUND -- A Fund is an investment portfolio in which a Variable Sub-Account invests.

        GENERAL ACCOUNT -- An account that consists of all our assets other than those held in any separate investment accounts.

        INCOME DATE -- The Income Date is the date you select for your regular income payments to begin.

        INCOME PHASE -- The Income Phase starts on the Income Date and is the period during which you receive regular income payments.

        INCOME UNIT -- An Income Unit is the unit of measure we use to calculate the amount of income payments under a variable income plan option.

        MARKET VALUE ADJUSTMENT -- A Market Value Adjustment is a positive or negative adjustment that ordinarily applies to a surrender, withdrawal, or transfer, and to amounts applied to an income plan from a Fixed Sub-Account before the end of its Guarantee Period.

        NET ASSET VALUE -- Net Asset Value is the price of one share of a Fund.

        OWNER -- The Owner is the person who owns a Contract. Provisions relating to action by the Owner mean, in the case of joint Owners, both Owners acting jointly. In the context of a Contract issued on a group basis, Owners refer to holders of certificates under the group Contract.

        SATISFACTORY NOTICE -- Satisfactory Notice is a notice or request you make or authorize, in a form satisfactory to us, received at our Customer Service Center.

        SURRENDER VALUE -- The Surrender Value is the amount we pay you upon surrender of your Contract before the Income Date. It reflects the calculation of any applicable charges, including the Market Value Adjustment.

        VALUATION PERIOD -- The Valuation Period is the period between one calculation of an Accumulation Unit value and the next calculation.

        VARIABLE ACCOUNT -- The Variable Account is The Sage Variable Annuity Account A. It is a separate investment account of ours into which you may invest purchase payments or transfer Account Value.

        "WE", "US", "OUR", "SAGE LIFE" or the "COMPANY" is Sage Life Assurance of America, Inc.

        "YOU" OR "YOUR" is the Owner of a Contract.

==============================================================================
                                   HIGHLIGHTS
==============================================================================

The flexible payment deferred combination fixed and variable annuity contract that we are offering is a contract between you, the Owner, and us, the insurance company. The Contract provides a means for investing on a tax- deferred basis in our Fixed Account and our Variable Sub-Accounts. The Contract is intended for financial and retirement planning or other long-term investment purposes.

The Contract, as in all deferred annuity contracts, has two phases: the Accumulation Phase and the Income Phase. During the Accumulation Phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The Income Phase occurs when you begin receiving regular income payments from your Contract.

You can choose to receive income payments on a variable basis, a fixed basis, or a combination of both. If you choose variable payments, the amount of the variable income payments will depend upon the investment performance of the Funds you select for the Income Phase. If you choose fixed income payments, the amount of the fixed income payments are level for the Income Phase.

You have the right to return your Contract to us at our Customer Service Center or to the registered representative who sold it to you, and have us cancel the Contract. You must return the Contract within a certain number of days specified by your state (usually 10) from the date you received the Contract. If you exercise this right, we will cancel your Contract as of the Business Day we receive it. We will send you a refund equal to your Account Value plus any Purchase Payment Tax Charge we have deducted on or before the date we received the returned Contract. If required by the law of your state, or if your Contract is an Individual Retirement Annuity, we will refund you the greater of your Account Value plus any Purchase Payment Tax Charge we have deducted or your purchase payment(s), less any withdrawals previously taken. If required by law to return the purchase payment less withdrawals, if you allocated amounts to the Variable Account, we will temporarily allocate those amounts to the Money Market Sub-Account until the Free Look Period ends.

The earnings in your Contract are not taxed until you take money out of your Contract. If you take money out during the Accumulation Phase, for tax purposes any earnings are deemed to come out first. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on those earnings. Payments during the Income Phase are considered partly a return of your original investment; that portion of the payment is not taxed.

If you need further information about the Contracts, please contact an authorized registered representative or write or call us at our Customer Service Center. The address and telephone number of our Customer Service Center office are shown on the cover page of this prospectus.

==============================================================================
                               FEE TABLE
==============================================================================

        The purpose of this Fee Table is to assist you in understanding the expenses that you will pay directly or indirectly when you invest in the Contract.

TRANSACTION EXPENSES

Sales Load Imposed on Purchases (as a percentage of purchase payments)....None

Surrender Charge..........................................................None

Maximum Transfer Charge(1)
     First 12 transfers in a Contract Year...............................$ 0
     After 12th transfer in a Contract Year..............................$25

Annual Administration Charge..............................................None

        In addition, we may deduct the amount of any state and local taxes on purchase payments from your Account Value when we incur such taxes. We reserve the right to defer collection of this charge and deduct it against your Account Value when you surrender your Contract or apply your Account Value to provide income payments. We refer to this as the Purchase Payment Tax Charge.

VARIABLE ACCOUNT ANNUAL EXPENSES

Asset-Based Charges (deducted daily as percentage of the assets of the Variable Account)

Asset-Based Charges                                       0.50%

FUND CHARGES

        The fees and expenses for each of the Funds (as a percentage of net assets) for the year ended December 31, 2000 are shown in the following table. For more information on these fees and expenses, see the prospectuses for the Trusts. Certain figures shown are net of fee waivers or expense reimbursements. We cannot guarantee that these fee waivers or reimbursements will continue.

FUND ANNUAL EXPENSES (as a percentage of average daily net assets of a Fund)




                                                                                     (BEFORE FEE
                                                                                     WAIVERS AND
                                                                                 REIMBURSEMENTS,
                                MANAGEMENT                     TOTAL EXPENSES     AS APPLICABLE,
                                   FEES       OTHER EXPENSES     (AFTER FEE       AND INCLUDING
                               (AFTER FEE        (AFTER         WAIVERS AND    MAXIMUM 12b-1 FEES
                                 WAIVER,     REIMBURSEMENT,   REIMBURSEMENTS,    [NOT CURRENTLY
FUND                         AS APPLICABLE)  AS APPLICABLE)   AS APPLICABLE)        CHARGED])
----                         --------------  --------------   --------------    -----------------
AIM VARIABLE INSURANCE FUNDS:
  AIM V.I. Government
    Securities Fund..........     0.50%           0.47%           0.97%             0.97%
  AIM V.I. Growth and Income Fund 0.60            0.24            0.84              0.84
  AIM V.I. International Equity
    Fund.....................     0.73            0.29            1.02              1.02
  AIM V.I. Value Fund........     0.61            0.23            0.84              0.84
THE ALGER AMERICAN FUND:
  Alger American MidCap
    Growth Portfolio.........     0.80            0.04            0.84              0.84
  Alger American Income &
    Growth Portfolio.........     0.625           0.075           0.70              0.70
  Alger American Small
    Capitalization Portfolio.     0.85            0.05            0.90              0.90
INVESCO VARIABLE INVESTMENT FUNDS, INC.:
  INVESCO VIF - Blue Chip
    Growth Fund..............     0.85            1.00(2)         1.85(2)           2.88
  INVESCO VIF - Financial
    Services Fund............     0.75            0.34(2)         1.09(2)           1.09
  INVESCO VIF - Health
    Sciences Fund............     0.75            0.32(2)         1.07(2)           1.07
  INVESCO VIF-Technology Fund     0.72            0.30(2)         1.02(2)           1.02
MFS(R) VARIABLE INSURANCE TRUST(SM):
  MFS Investors Trust Series.    0.75            0.12(3)         0.87(3)           0.87
  MFS High Income Series.....     0.75            0.16(3)         0.91(3)           0.99
  MFS Research Series........     0.75            0.10(3)         0.85(3)           0.85
  MFS Total Return Series....     0.75            0.15(3)         0.90(3)           0.90
  MFS Capital Opportunities
    Series...................     0.75            0.16(3)         0.91(3)           0.91
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.:
  Global Value Equity Portfolio   0.52            0.63            1.15              1.43
  Mid Cap Value Portfolio.....    0.53            0.52            1.05              1.27
  Value Portfolio.............    0.31            0.54            0.85              1.09
OPPENHEIMER VARIABLE ACCOUNT FUNDS:
  Oppenheimer Bond Fund/VA....    0.72            0.04            0.76              0.76
  Oppenheimer Capital
    Appreciation Fund/VA......    0.64            0.03            0.67              0.67
  Oppenheimer Main Street Small Cap
    Fund/VA..................    0.75            0.60            1.35              1.35
SAGE LIFE INVESTMENT TRUST:
  S&P 500 Equity Index Fund*..    0.20            0.35            0.55(5)          1.15(4)
  Money Market Fund...........    0.30            0.35            0.65(5)          1.00
  Nasdaq-100 Index(R) Fund**..    0.75            0.10            0.85(5)          1.20(4)
  All-Cap Growth Fund.........    0.87            0.23            1.10(5)          1.58(4)
T. ROWE PRICE EQUITY SERIES, INC.:
  T. Rowe Price Equity Income
    Portfolio.................    0.85(6)         0.00(6)         0.85             0.85
  T. Rowe Price Mid-Cap Growth
    Portfolio.................    0.85(6)         0.00(6)         0.85             0.85
  T. Rowe Price Personal Strategy
    Balanced Portfolio........    0.90(6)         0.00(6)         0.90             0.90

-------------



(1)  Currently, we do not assess a transfer charge.

(2) Each Fund has an expense offset arrangement which reduces the Fund's custodian fee. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the Fund.

(3) Each Fund has an expense offset arrangement which reduces the Fund's Custodian fee based upon the amount of cash maintained by the Fund with its custodian and dividend disbursing agent. Each Fund may enter into such arrangements and directed brokerage arrangements, which would also have the effect of reducing Fund expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the Fund. Had these fee reductions been taken into account, "Total Expenses (after fee waivers and reimbursements, as applicable)" would be lower and would equal: MFS Investors Trust Series -- 0.86%; MFS High Income Series -- 0.90%; MFS Research Series -- 0.84%; MFS Total Return Series -- 0.89%; and MFS Capital Opportunities Series -- 0.90%.

(4) A Rule 12b-1 Plan (the "Plan") has been adopted by each Sage Life Investment Trust Fund, pursuant to which up to 0.25% may be deducted from Fund assets. No Plan payments were made during 2000, and no payments will be made for the fiscal year ending December 31, 2001.

(5) Sage Advisors, Inc., the Funds' investment manager, has entered into an expense limitation contract with the Funds, under which it will limit expenses of the Funds, excluding interest, taxes, brokerage and extraordinary expenses through May 1, 2002. The expenses of Sage Life Investment Trust's Nasdaq-100 Index(R) Fund and All-Cap Growth Fund are based on the estimated expenses that those Funds expect to incur in their initial fiscal year. The Nasdaq-100 Index(R) Fund and the All-Cap Growth Fund commenced operations on September 18, 2000.

(6) For each of the Funds in the T. Rowe Price Equity Series, management fees include operating expenses.

* S&P 500(R) is a trademark of the McGraw-Hill Companies, Inc. and has been licensed for use by Sage Advisors, Inc. The S&P 500 Equity Index Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the Fund.

** The Nasdaq-100(R), Nasdaq-100 Index(R), and Nasdaq(R) are trade or service marks of The Nasdaq Stock Market, Inc. (which with its affiliates are the "Corporations"), and are licensed for use by Sage Advisors, Inc. The product has not been passed on by the Corporations as to its legality or suitability. The product is not issued, endorsed, sold, or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITIES WITH RESPECT TO THE PRODUCT.

EXAMPLES

        The purpose of the following examples is to demonstrate the expenses that you would pay on a $1,000 investment in the Variable Account. We calculate the examples based on the fees and charges shown in the tables above, and we assume that the fee waivers and reimbursements shown above will continue. For a more complete description of these expenses, see "What Are The Expenses Under A Contract?" and see the prospectuses for the Trusts. The examples assume that the assumed average Account Value is $30,000, and that you have invested all your money in the Variable Account.

        You should not consider the examples a representation of past or future expenses. Actual expenses may be greater or less than those shown. In addition, we do not reflect Purchase Payment Tax Charges. These charges may apply depending on the state where the Contract is sold. You might also incur transfer fees if you make more than twelve transfers in a Contract Year; however, we currently do not assess the Transfer Charge. See "Transfer Charge."

        The assumed 5% annual rate of return is hypothetical. You should not consider it to be representative of past or future annual returns; both may be greater or less than this assumed rate.

        You would pay the following expenses on a $1,000 initial purchase payment, assuming a 5% annual return on assets and the charges listed in the Fee Table above regardless of whether you surrender or annuitize your Contract at the end of each time period.


                                                  TIME PERIODS
FUND
----                                       -------------------------------
                                           1 YEAR 3 YEARS 5 YEARS 10 YEARS
                                           ------ ------- ------- --------
AIM VARIABLE INSURANCE FUNDS:
  AIM V.I. Government
    Securities Fund................
  AIM V.I. Growth and Income Fund..
  AIM V.I. International
    Equity Fund....................
  AIM V.I. Value Fund..............
THE ALGER AMERICAN FUND:
  Alger American MidCap
    Growth Portfolio...............
  Alger American Income &
    Growth Portfolio...............
  Alger American Small
    Capitalization Portfolio.......
INVESCO VARIABLE INVESTMENT FUNDS, INC.:
  INVESCO VIF-Blue Chip Growth Fund.
  INVESCO VIF - Financial
    Services Fund..................
  INVESCO VIF - Health
    Sciences Fund..................
  INVESCO VIF - Technology Fund....
MFS(R) VARIABLE INSURANCE TRUST(SM)
  MFS Investors Trust Series.......
  MFS High Income Series ...........
  MFS Research Series ..............
  MFS Total Return Series ..........
  MFS Capital Opportunities Series..
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.:
  Global Value Equity Portfolio.....
  Mid Cap Value Portfolio ..........
  Value Portfolio ..................
OPPENHEIMER VARIABLE ACCOUNT FUNDS:
  Oppenheimer Bond Fund/VA .........
  Oppenheimer Capital Appreciation
    Fund/VA ........................
  Oppenheimer Main Street Small Cap Fund/VA
SAGE LIFE INVESTMENT TRUST:
  S&P 500 Equity Index Fund ........
  Money Market Fund ................
  Nasdaq-100 Index(R) Fund .........
  All-Cap Growth Fund ..............
T. ROWE PRICE EQUITY SERIES, INC.:
  T. Rowe Price Equity Income
    Portfolio ......................
  T. Rowe Price Mid-Cap Growth
    Portfolio ......................
  T. Rowe Price Personal Strategy
    Balanced Portfolio .............



==============================================================================
1.  WHAT ARE THE CONTRACTS?
==============================================================================

        The Contracts are flexible payment deferred combination fixed and variable annuity Contracts. They are designed for use in your long-term financial and retirement planning and provide a means for investing amounts on a tax-deferred basis in our Variable Account and our Fixed Account.

        Under the terms of the Contract, we promise to pay you regular income payments after the Income Date. Until the Income Date, you may make additional purchase payments under the Contract, and will ordinarily not be taxed on increases in the value of your Contract as long as you do not take distributions. When you use the Contract in connection with tax-qualified retirement plans, federal income taxes may be deferred on your purchase payments, as well as on increases in the value of your Contract. However, if you would like to purchase a Contract in connection with a tax-qualified retirement plan, please carefully consider the costs and benefits of the Contract (including income payments) before your purchase since the tax- qualified retirement plan provides for tax-sheltered growth. See "How Will My Contract Be Taxed?" The Contracts may not be available in all states or all markets. Your Contract may differ from the descriptions below because of the requirements of the state where we issued your Contract.

YOUR OPTIONS

        When you make purchase payments, you can allocate those purchase payments to one or more of the subdivisions of the Variable Account, known as "Variable Sub-Accounts." See "Variable Sub-Account Investment Options." We will invest purchase payments you allocate to a Variable Sub-Account solely in its corresponding Fund. Your Account Value in a Variable Sub-Account will vary according to the investment performance of that Fund. Depending on market conditions, your value in each Variable Sub-Account could increase or decrease. We do not guarantee a minimum value. You bear the risk of investing in the Variable Account. We call the total of the values in the Variable Sub- Accounts the "Variable Account Value."

        You can also allocate purchase payments to our Fixed Account. See "Fixed Account Investment Options." The Fixed Account includes "Fixed Sub-Accounts" to which we credit fixed rates of interest for the Guarantee Periods you select. We call the total of the values in the Fixed Sub-Accounts, the "Fixed Account Value." We currently offer Guarantee Periods with durations of 1, 2, 3, 4, 5, 7, and 10 years. If any amount allocated or transferred remains in a Guarantee Period until the Expiration Date, its value will equal the amount originally allocated or transferred, multiplied, on an annually compounded basis, by its guaranteed interest rate. We will ordinarily apply a Market Value Adjustment to any surrender, withdrawal, transfer, or amount applied to an income plan from a Fixed Sub-Account before its Expiration Date. The Market Value Adjustment may increase or decrease the value of the Fixed Sub-Account (or portion thereof) being surrendered, withdrawn, transferred, or applied to an income plan. See "Market Value Adjustment."

TRANSFERS

        Subject to certain conditions, you can transfer Account Value three ways:

        -     From one Variable Sub-Account to another Variable Sub-
              Account;

        -     From a Fixed Sub-Account to a Variable Sub-Account; or

        -     From a Variable Sub-Account to a Fixed Sub-Account.


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2.  WHAT ARE MY INCOME PAYMENT OPTIONS?
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YOUR CHOICES

        You have several choices to make concerning your income payments. First, you choose the Income Date when you want regular income payments to begin. The Income Date you choose must be on or before the first calendar month following the Annuitant's 95th birthday. We reserve the right to require that your Income Date be at least two years after the Contract Date. Then, you select an income plan from the list below, and indicate whether you want your income payments to be fixed or variable or a combination of fixed and variable. You must give Satisfactory Notice of your choices at least 30 days before the Income Date, and you must have at least $5,000 of Account Value to apply to a variable or fixed income plan.

        On the Income Date, we will use the Account Value under the Contract (adjusted for any Market Value Adjustment, if applicable) to provide income payments. Unless you request otherwise, we will use any Variable Account Value to provide variable income payments, and we will use any Fixed Account Value to provide fixed income payments. If you have not chosen an income plan by the Income Date, a "life annuity with 10 years certain" (described below) will be used.

        The available income plans are (the descriptions of the plans assume you are the Annuitant):

-    INCOME PLAN 1 -- Life Annuity - You will receive payments for your life.

- INCOME PLAN 2 -- Life Annuity with 10 or 20 Years Certain - You will receive payments for your life. However, if you die before the end of the guaranteed certain period you select (10 or 20 years), your Beneficiary will receive the payments for the remainder of that period. If the Annuitant dies during the period certain elected, the Owner may elect to receive the commuted value of the remaining variable income payments. The commuted value will be determined by discounting the remaining payments at the assumed investment rate used for the income plan.

- INCOME PLAN 3 -- Joint and Last Survivor Life Annuity - We will make payments as long as either you or a second person you select (such as your spouse) is alive.

- INCOME PLAN 4 -- Payments for a Specified Period Certain - You will receive payments for the number of years you select (which may be from 5 to 30 years). However, if you die before the end of that period, your Beneficiary will receive the payments for the remainder of the guaranteed certain period. The Owner may elect to receive the commuted value of the remaining variable income payments. The commuted value will be determined by discounting the remaining payments at the assumed investment rate used for the Income Plan.

- INCOME PLAN 5 -- Annuity Plan - You can use your Account Value to purchase any single premium annuity we offer on the Income Date for which you and the Annuitant are eligible.

INCOME PAYMENT AMOUNTS

        We will base your first income payment, whether fixed or variable, on the amount of proceeds applied under the income plan you have selected and on the monthly income rate per $1,000. These rates vary based on the Annuitant's age and sex, and if applicable upon the age and sex of a second person you designate. The rates we apply will never be lower than the Monthly Income Payment rate per $1,000 shown in the Income Tables in your Contract Schedule.

        If you told us you want fixed income payments, we guarantee the amount of each income payment, and it remains level throughout the period you selected.

        If you told us you want variable income payments, the amount of each payment will vary according to the investment performance of the Funds you selected.

        VARIABLE INCOME PAYMENTS. To calculate your initial and future variable income payments, we need to make an assumption regarding the investment performance of the Funds you select. We call this your assumed investment rate. This rate is simply the total return, after expenses, you need to earn to keep your variable income payments level. Rather than building in our own estimate, we will allow you to tailor your variable income payments to meet your needs by giving you a choice of rates. Currently, you may select either 2.5% or 6%. If you do not select a rate, we will apply the 2.5% rate. (We may offer other rates in the future). The lower the rate, the lower your initial variable income payment, but the better your payments will keep pace with inflation (assuming positive investment performance). Conversely, the higher the rate, the higher your initial variable income payment, but the less likely your payments will keep pace with inflation (assuming net positive investment performance greater than the assumed investment rate.)

        For example, if you select 6%, this means that if the investment performance, after expenses, of your Funds is less than 6%, then the dollar amount of your variable income payment will decrease. Conversely, if the investment performance, after expenses, of your Funds is greater than 6%, then the dollar amount of your income payments will increase.

        Your income payments will be made monthly, unless you choose quarterly, semi-annual or annual payments by giving us Satisfactory Notice at least 30 days before the Income Date. Payments start on the Income Date. Each payment must be at least $100. If any payment would be less than $100, we may change the payment frequency to the next longer interval, but in no event less frequent than annual. Also, if on the Income Date, the Account Value is less than $5,000, we may pay the Account Value on that date in one sum.

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3.  HOW DO I PURCHASE A CONTRACT?
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INITIAL PURCHASE PAYMENT

        You may purchase a Contract for use in connection with tax-qualified retirement plans ("Qualified Contracts") or on a non-tax qualified basis ("Non-Qualified Contracts"). To purchase a Contract, you and the Annuitant you select may not be more than 90 years old on the Contract Date. We require a minimum initial purchase payment of $15,000.

ISSUANCE OF A CONTRACT

        Once we receive your initial purchase payment and your application at our Customer Service Center, we will usually issue your Contract within two Business Days. However, if you did not give us all the information we need, we will try to contact you to get the needed information. If we cannot complete the application within five Business Days, we will either send your money back or obtain your permission to keep your money until we receive the necessary information. In some cases we can issue a Contract without receiving a signed application. In those cases, we will send an "Application/Confirmation" form with the issued Contract, and ask you to sign and return it to us to verify the terms of the Contract. Your Contract Date will be the date we issue your Contract at our Customer Service Center.

FREE LOOK RIGHT TO CANCEL YOUR CONTRACT

        During your "Free Look" Period, you may cancel your Contract. The Free Look Period usually ends 10 days after you receive your Contract. Some states require a longer period. If you decide to cancel your Contract, you must return it to our Customer Service Center or to one of our authorized registered representatives. We will send you a refund equal to your Account Value plus any Purchase Payment Tax Charge we have deducted on or before the date we receive your returned Contract at our Customer Service Center. If required by the law of your state, or if your Contract is an Individual Retirement Annuity, we will refund you the greater of (a) your Account Value plus any Purchase Payment Tax Charges we have deducted, or (b) your initial purchase payment, less any withdrawals previously taken. Where required by law to refund the purchase payments (less withdrawals), we will temporarily invest amounts you allocated to the Variable Account to the Money Market Sub-Account until we deem the Free Look Period to end. See "What Are My Investment Options."

MAKING ADDITIONAL PURCHASE PAYMENTS

        You may make additional purchase payments of $250 or more (a lesser minimum amount may apply to Qualified Contracts; contact our Customer Service Center) at any time before the Income Date, subject to the following conditions.

We will accept additional purchase payments as shown below:

======================       =================================================
CONTRACT TYPE                       RESTRICTIONS ON ACCEPTANCE OF
                                    ADDITIONAL PURCHASE PAYMENTS
----------------------       -------------------------------------------------

Non-Qualified                Accepted until the earlier of the year in which
Contract                     you or the Annuitant attains age 90.
----------------------       -------------------------------------------------
Qualified                    Accepted until the year in which you attain age
Contract                     90, except for annual contributions to a
                             traditional IRA which are accepted until the year
                             in which you attain age 70 1/2.
======================       =================================================

        You must obtain our prior approval before you make a purchase payment that causes the Account Value of all annuities that you maintain with us to exceed $1,000,000.

        We will credit any purchase payment received after the Contract Date to your Contract as of the Business Day on which we received it at our Customer Service Center. We will deem purchase payments received on other than a Business Day as received on the next following Business Day.

WHEN WE MAY CANCEL YOUR CONTRACT

        If you have not made a purchase payment for more than two years and your Account Value is less than $2,000 on a Contract Anniversary, we may cancel your Contract and pay you the Surrender Value as though you had surrendered. We will give you written notice at your address of record. However, we will allow you 61 days from the date of that notice to submit an additional purchase payment in an amount sufficient to maintain your Account Value at $2,000 or more. If we have not received the required additional purchase payment by the end of this period, we may cancel your Contract.

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4.  WHAT ARE MY INVESTMENT OPTIONS?
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PURCHASE PAYMENT ALLOCATIONS

        When you apply for a Contract, you specify the percentage of your initial and additional purchase payments to be allocated to each Variable
Sub-Account and/or to each Fixed Sub-Account. You can change the allocation percentages at any time by sending Satisfactory Notice to our Customer Service Center. The change will apply to all purchase payments we receive on or after the date we receive your request. Purchase payment allocations must be in percentages totaling 100%, and each allocation percentage must be a whole number.

        We may require that an initial purchase payment allocated to a Variable Sub-Account be temporarily invested in the Money Market Sub-Account during the Free Look Period. We will require this if required by law to refund your full initial purchase payment less any withdrawals previously taken, should you cancel your Contract during the Free Look Period. At the end of the Free Look Period, if we temporarily allocated your initial purchase payment to the Money Market Sub-Account, we will transfer the value of what is in the Money Market Sub-Account to the Variable Sub-Account(s) you specified in your application. Solely for the purpose of processing this transfer from the Money Market Sub-Account, we will deem the Free Look Period to end 15 days after the Contract Date. This transfer from the Money Market Sub-Account to the Variable Sub-Accounts at the end of the Free Look Period does not count as a transfer for any other purposes under the Contract.

VARIABLE SUB-ACCOUNT INVESTMENT OPTIONS

        The Variable Account has 29 available Sub-Accounts, each investing in a specific Fund. Each of the Funds is either an open-end diversified management investment company or a separate investment portfolio of such a company, and is managed by a registered investment adviser. Below is a list of the Funds available under the Contract. Appendix A contains more information about the Funds, including a brief description of their investment objectives and strategies and principal fund risks.

        More detailed information concerning the investment objectives, policies, and restrictions of the Funds, the expenses of the Funds, the risks attendant to investing in the Funds and other aspects of their operations is found in the current prospectus for each Trust. You should read the Trusts' prospectuses carefully. There is no assurance that these objectives will be met. Not every Fund may be available in every state or in every market. We will send you the Trust prospectuses with your Contract.

The following Funds are available under the Contract:

        AIM VARIABLE INSURANCE FUNDS

        AIM V.I. Government Securities Fund
        AIM V.I. Growth and Income Fund
        AIM V.I. International Equity Fund
        AIM V.I. Value Fund

        A I M Advisors, Inc. advises the AIM Variable Insurance Funds.

        THE ALGER AMERICAN FUND

        Alger American Midcap Growth Portfolio
        Alger American Income & Growth Portfolio
        Alger American Small Capitalization Portfolio

        Fred Alger Management, Inc. advises The Alger American Fund.

        INVESCO VARIABLE INVESTMENT FUNDS, INC.

        INVESCO VIF - Blue Chip Growth Fund
        INVESCO VIF - Health Sciences Fund
        INVESCO VIF - Technology Fund
        INVESCO VIF - Financial Services Fund

        INVESCO Funds Group, Inc. is the investment adviser for the INVESCO Variable Investment Funds, Inc.

        MFS(R) VARIABLE INSURANCE TRUST(SM)

        MFS Investors Trust Series
        MFS High Income Series
        MFS Research Series
        MFS Total Return Series
        MFS Capital Opportunities Series

        MFS  Investment  Management(R)  advises  the MFS(R)  Variable  Insurance
Trust.

        THE UNIVERSAL INSTITUTIONAL FUNDS, INC.

        Global Value Equity Portfolio
        Mid Cap Value Portfolio
        Value Portfolio

        Morgan Stanley Dean Witter Investment Management, Inc. advises The Global Value Equity Portfolio. Miller Anderson & Sherrerd, LLP advises The Value Portfolio and the Mid Cap Value Portfolio.

        OPPENHEIMER VARIABLE ACCOUNT FUNDS

        Oppenheimer Bond Fund/VA
        Oppenheimer Capital Appreciation Fund/VA
        Oppenheimer Main Street Small Cap Fund/VA

        OppenheimerFunds, Inc. manages Oppenheimer Variable Account Funds.

        SAGE LIFE INVESTMENT TRUST

        S&P 500 Equity Index Fund
        Money Market Fund
        Nasdaq - 100 Index(R) Fund
        All-Cap Growth Fund

        Sage Advisors, Inc. is the investment manager to the Sage Life Investment Trust. State Street Global Advisors subadvises the S&P 500 Equity Index Fund and Nasdaq-100 Index(R) Fund. Conning Asset Management Company subadvises the Money Market Fund. Eagle Asset Management, Inc. subadvises the All-Cap Growth Fund.

        T. ROWE PRICE EQUITY SERIES, INC.

        T. Rowe Price Equity Income Portfolio
        T. Rowe Price Mid-cap Growth Portfolio
        T. Rowe Price Personal Strategy Balanced Portfolio

        T. ROWE Price Associates, Inc. provides investment management to the T. Rowe Price Equity Series, Inc.

        The names, investment objectives, and policies of certain Funds may be similar to those of other retail mutual funds which can be purchased outside of a variable insurance product, and that are managed by the same investment adviser or manager. The investment results of the Funds, however, may be higher or lower than the results of such other retail mutual funds. There can be no assurance, and no representation is made, that the investment results of any of the Funds will be comparable to the investment results of any other retail mutual fund, even if the other retail mutual fund has the same investment adviser or manager.

        A Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative instruments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a Fund with a small asset base. A Fund may not experience similar performance as its assets grow.

        Shares of the Funds may be sold to separate accounts of insurance companies that are not affiliated with us or each other, a practice known as "shared funding." They also may be sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance contracts, a practice known as "mixed funding." As a result, there is a possibility that a material conflict may arise between the interests of Owners who allocate Account Values to the Variable Account, and owners of other contracts who allocate contract values to one or more other separate accounts investing in any of the Funds. Shares of some of the Funds may also be sold directly to certain qualified pension and retirement plans qualifying under
Section 401 of the Internal Revenue Code of 1986, as amended (the "Code"). As a result, there is a possibility that a material conflict may arise between the interest of Owners or owners of other contracts (including contracts issued by other companies), and such retirement plans or participants in such retirement plans. In the event of any material conflicts, we will consider what action may be appropriate, including removing a Fund from the Variable Account or replacing the Fund with another Fund. There are certain risks associated with mixed and shared funding and with the sale of shares to qualified pension and retirement plans, as disclosed in each Trust's prospectus.

        We have entered into agreements with either the investment adviser or distributor for each of the Funds in which the adviser or distributor pays us a fee for administrative services we provide. The fee is ordinarily based upon an annual percentage of the average aggregate net amount we have invested on behalf of the Variable Account and other separate accounts. These percentages differ; some investment advisers or distributors pay us a greater percentage than other advisers or distributors.


FIXED ACCOUNT INVESTMENT OPTIONS

        Each time you allocate purchase payments or transfer funds to the Fixed Account, we establish a Fixed Sub-Account. We guarantee an interest rate (the "Guaranteed Interest Rate") for each Fixed Sub-Account for a period of time (a "Guarantee Period"). When you make an allocation to the Fixed Sub- Account, we apply the Guaranteed Interest Rate then in effect. We may establish "DCA Fixed Sub-Accounts" for our Dollar-Cost Averaging Program.

        HOW WE DETERMINE THE GUARANTEED INTEREST RATE. We have no specific formula for establishing the Guaranteed Interest Rates for the different Guarantee Periods. Our determination will be influenced by, but not necessarily correspond to, interest rates available on fixed income investments that we may acquire with the amounts we receive as purchase payments or transfers of Account Value under the Contracts. We will invest these amounts primarily in investment-grade fixed income securities including: securities issued by the U.S. Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the U.S. Government; debt securities that have an investment grade, at the time of purchase, within the four highest grades assigned by Moody's Investor Services, Inc., Standard & Poor's Corporation, or any other nationally recognized rating service; mortgage-backed securities collateralized by real estate mortgage loans, or securities collateralized by other assets, that are insured or guaranteed by the Federal Home Loan Mortgage Association, the Federal National Mortgage Association, or the Government National Mortgage Association, or that have an investment grade at the time of purchase within the four highest grades described above; other debt instruments; commercial paper; cash or cash equivalents. You will have no direct or indirect interest in these investments, and you do not share in the investment performance of the assets of the Fixed Account. We will also consider other factors in determining the Guaranteed Interest Rates, including regulatory and tax requirements, sales commissions, administrative expenses borne by us, general economic trends, and competitive factors. THE COMPANY'S MANAGEMENT WILL MAKE THE FINAL DETERMINATION OF THE GUARANTEED INTEREST RATES IT DECLARES. WE CANNOT PREDICT OR GUARANTEE THE LEVEL OF FUTURE INTEREST RATES. HOWEVER, OUR GUARANTEED INTEREST RATES WILL BE AT LEAST 3% PER YEAR. GUARANTEED INTEREST RATES DO NOT DEPEND UPON AND DO NOT REFLECT THE PERFORMANCE OF THE FIXED ACCOUNT.

        GUARANTEE PERIODS. We measure the length of a Guarantee Period from the end of the calendar month in which you allocated or transferred the amount to the Fixed Sub-Account. This means that the Expiration Date of any Guarantee Period will always be the last day of a calendar month. The currently available Guarantee Periods are 1, 2, 3, 4, 5, 7, and 10 years. We may offer different Guarantee Periods in the future. Not all Guarantee Periods may be available in all states. Any Guarantee Period you select cannot be longer than the number of full years remaining until your Income Date.

        We may offer different Guarantee Periods with special Guaranteed Interest Rates for the DCA Fixed Sub-Accounts. In addition, we may offer special Guaranteed Interest Rates for new purchase payments allocated to the Fixed Sub-Accounts.

        We will notify you of your renewal options at least thirty days before each Expiration Date of your Fixed Sub-Accounts. Currently, your options are:

        - Take no action and we will transfer the value of the expiring Fixed Sub-Account to the Fixed Sub-Account with the same Guarantee Period, but not longer than five years or extending beyond the Income Date, as of the day the previous Fixed Sub-Account expires. If such Guarantee Period is not currently available, we will transfer your value to the next shortest Guarantee Period. If there is no shorter Guarantee Period, we will transfer your value to the Money Market Sub-Account.

        - Elect a new Guarantee Period(s) from among those we offer as of the day the previous Fixed Sub-Account expires (but not beyond your Income Date).

        - Elect to transfer the value of the Fixed Sub-Account to one or more Variable Sub-Accounts.

        Any amounts surrendered, withdrawn, transferred or applied to an income plan other than during the thirty days before the Expiration Date of the Guarantee Period are subject to a Market Value Adjustment with the exception of the following transactions:

        - Transfers from DCA Fixed Sub-Accounts made automatically under our Dollar Cost Averaging Program, and

        - Withdrawals of earned interest made automatically under our Systematic Partial Withdrawal Program.

        We currently waive any Market Value Adjustment on withdrawals you take to satisfy IRS minimum distribution requirements.

        MARKET VALUE ADJUSTMENT. A Market Value Adjustment reflects the change in interest rates since we established a Fixed Sub-Account. It compares: (l) the current Index Rate for a period equal to the time remaining in the Guarantee Period, and (2) the Index Rate at the time we established the Fixed Sub-Account for a period equal to the Guarantee Period.

        Ordinarily:

        - If the current Index Rate for a period equal to the time remaining in the Guarantee Period is higher than the applicable Index Rate at the time we established the Fixed Sub-Account, the Market Value Adjustment will be negative.

        - If the current Index Rate for a period equal to the time remaining in the Guarantee Period is lower than the applicable Index Rate at the time we established the Fixed Sub-Account, the Market Value Adjustment will be positive.

        We will apply a Market Value Adjustment as follows:

        - For a surrender, withdrawal, transfer, or amount applied to an income plan, we will calculate the Market Value Adjustment on the total amount that must be surrendered, withdrawn, transferred or applied to an income plan to provide the amount requested.

        - If the Market Value Adjustment is negative, it reduces any remaining value in the Fixed Sub-Account, or amount of Surrender Value. Any remaining Market Value Adjustment then reduces the amount withdrawn, transferred, or applied to an income plan.

        - If the Market Value Adjustment is positive, it increases any remaining value in the Fixed Sub-Account or amount surrendered. In the case of surrender, or if you withdraw, transfer or apply to an income plan, the full amount of the Fixed Sub-Account, the Market Value Adjustment increases the amount surrendered, withdrawn, transferred, or applied to an income plan.

        A Market Value Adjustment will not be applied to any amounts payable upon death or cancellation during the Free Look Period.

        We will compute the Market Value Adjustment by multiplying the factor below by the total amount that must be surrendered, withdrawn, transferred, or applied to an income plan from the Fixed Sub-Account to provide the amount you requested.

                                                N/365
                             [(1+I)/(1+J+.0025)]       - 1

        Where:

                  I is the Index Rate for a maturity equal to the Fixed Sub-Account's Guarantee Period at the time we established the Sub-Account;

                  J is the Index Rate for a maturity equal to the time remaining (rounded up to the next full year) in the Fixed Sub-Account's Guarantee Period at the time of calculation; and

                  N is the remaining number of days in the Guarantee Period at the time of calculation.

        We currently base the Index Rate for a calendar week on the reported rate for the preceding calendar week. We reserve the right to set it less frequently than weekly but in no event less often than monthly. If there is no Index Rate for the maturity needed to calculate I or J, we will use straight-line interpolation between the Index Rate for the next highest and next lowest maturities to determine that Index Rate. If the maturity is one year or less, we will use the Index Rate for a one-year maturity.

        In Maryland, state insurance law requires that the Market Value Adjustment be computed by multiplying the amount being surrendered, withdrawn, transferred, or applied to an income plan, by the greater of the factor above and the following factor: [(1.03)/(l+K)]((G-N)/365) - 1, where N is as defined above, K equals the Guaranteed Interest Rate for the Guarantee Period, and G equals the initial number of days in the Guarantee Period. In the state of Washington, we will not assess the Market Value Adjustment because of state insurance law requirements. Because of these requirements, not all Guarantee Periods are available. Contact our Customer Service Center for available Guarantee Periods.

        Examples of how the Market Value  Adjustment works are shown in Appendix
B.

TRANSFERS

        Before the Income Date and while the Annuitant is living, you may transfer Account Value from and among the Variable and Fixed Sub-Accounts at any time, subject to certain conditions. However, in certain states, your right to make transfers is restricted until the Free Look Period ends. See "What Are My Investment Options?" The minimum amount of Account Value that you may transfer from a Sub-Account is $100, or, if less, the entire remaining Account Value held in that Sub-Account. If a transfer would reduce the Account Value remaining in a Sub-Account below $100, we will treat your transfer request as a request to transfer the entire amount.

        You must give us Satisfactory Notice of the Sub-Accounts from which and to which we are to make the transfers. Otherwise, we will not transfer your Account Value. A transfer from a Fixed Sub-Account before its Expiration Date ordinarily will be subject to a Market Value Adjustment. There is currently no limit on the number of transfers from and among the Sub-Accounts.

        A transfer takes effect on the Business Day we receive Satisfactory Notice at our Customer Service Center. We will deem requests received on other than a Business Day as received on the next following Business Day. We may, however, defer transfers to, from, and among the Variable Sub-Accounts under the same conditions that we may delay paying proceeds.

        In addition, we reserve the right to restrict transfers:


        - if any of the Variable Sub-Accounts that would be affected by the transfer is unable to purchase or redeem shares of the Fund in which the Sub-Account invests; or

        - if the transfer results in more than one trade involving the same Sub-Account in a 30-day period; or

        - if the transfer would adversely affect Accumulation Unit Values (which may occur if the transfer would affect one percent or more of the relevant Fund's total assets).

        We reserve the right to impose a transfer charge of up to $25 on each transfer in a Contract Year in excess of twelve, and to limit, upon notice, the maximum number of transfers you may make per calendar month or per Contract Year. For purposes of assessing any transfer charge, we will consider each transfer request to be one transfer, regardless of the number of Sub- Accounts affected by the transfer.

        After the Income Date, you must have our prior consent to transfer value from the Fixed Account to the Variable Account or from the Variable Account to the Fixed Account. A Market Value Adjustment ordinarily will apply to transfers from the Fixed Account. We reserve the right to limit the number of transfers among the Variable Sub-Accounts to one transfer per Contract Year after the Income Date.

        TELEPHONE  TRANSACTIONS.  You may request  transfers or  withdrawals  by telephone. (We reserve the right to discontinue permitting withdrawals by telephone.) We will not be liable for following instructions communicated by telephone that we reasonably believe to be genuine. To request transfers or withdrawals by telephone, you must elect the option on our authorization form. We will use reasonable procedures to confirm that instructions communicated by telephone are genuine. We may only be liable for any losses due to unauthorized or fraudulent instructions where we fail to follow our procedures properly. These procedures include: (a) asking you or your authorized representative to provide certain identifying information; (b) tape recording all such conversations; and (c) sending you a confirmation statement after all such telephone transactions.

        We also have a form to allow you to create a power of attorney by authorizing another person to give telephone instructions. Unless prohibited by state law, we will treat such power as a durable power of attorney. The Owner's subsequent incapacity, disability, or incompetency will not affect the power of attorney. We may cease to honor the power by sending written notice to you at your last known address. Neither we nor any person acting on our behalf shall be subject to liability for any act done in good faith reliance upon your power of attorney.

        INTERNET TRANSACTIONS. In addition to telephone transactions, we permit transfers via the Internet. We will send Owners information about our website and transactions that may be made through it. We will use reasonable procedures to confirm that instructions communicated by the Internet are genuine. We may only be liable for any losses due to unauthorized or fraudulent instructions where we fail to follow our procedures. These procedures include: (a) asking for your social security number and personal identification number (generally provided at Contract delivery) when you access our website to make a transaction; (b) sending you a confirmation statement (by U.S. Mail or internet, according to instructions you provided to us) after all such transactions; and
(c) posting a Contract transaction history on our website which you may access at any time.

        THIRD PARTY TRANSFERS. As a general rule and as a convenience to you, we allow a third party the right to make transfers on your behalf. However, when the same third party possesses the right to make transfers on behalf of many Owners, the result can be simultaneous transfers involving large amounts of Account Value. Such transfers can disrupt the orderly management of the Funds, can result in higher costs to Owners, and are ordinarily not compatible with the long-range goals of purchasers of the Contracts. We believe that such simultaneous transfers made by third parties are not in the best interest of all shareholders of the Funds. The managements of the Funds share this position.

        Therefore, to the extent necessary to reduce the adverse effects of simultaneous transfers made third parties holding the right to make transfers on behalf of multiple parties, we may refuse to honor third party transfers and have instituted or will institute procedures to ensure that the transfer requests that we receive have, in fact, been made by the Owners in whose names they are submitted. However, our procedures will not prevent you from making your own transfer requests.

TRANSFER PROGRAMS

        DOLLAR-COST AVERAGING PROGRAM. Our optional dollar-cost averaging program permits you to systematically transfer (monthly, or as frequently as we allow), a set dollar amount from the Money Market Sub-Account to any combination of Variable Sub-Accounts. We also allow dollar-cost averaging from DCA Fixed Sub-Accounts.

        The dollar-cost averaging method of investment is designed to reduce the risk of making purchases only when the price of Accumulation Units is high. However, you should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when high. Dollar-cost averaging does not assure a profit or protect against a loss. Because interest continues to be earned on the balance in the Money Market Sub-Account or a DCA Fixed Sub-Account, the amounts we transfer will vary slightly from month to month. An example of how our dollar-cost averaging program works is shown in Appendix C.

        You may elect to participate in the dollar-cost averaging program at any time before the Income Date by sending us Satisfactory Notice. The minimum transfer amount is $100 from the Money Market Sub-Account or from a DCA Fixed Sub-Account. We will make all dollar-cost averaging transfers on the day of each month that corresponds to your Contract Date. If that date is not a Business Day, we will make the transfer on the next following Business Day. If you want to dollar-cost average from more than one DCA Fixed Sub-Account at the same time, restrictions may apply.

        Once elected, dollar-cost averaging remains in effect until:

        -    the Income Date;

        -    you surrender the Contract;

        - the value of the Sub-Account from which transfers are being made is depleted; or

        -    you cancel the program by written request.

        If you cancel dollar-cost averaging from a DCA Fixed Sub-Account before the end of the selected Guarantee Period, we reserve the right to treat this request as a transfer request and transfer any proceeds that remain to a Fixed Sub-Account that has the duration you request, and we ordinarily will assess a Market Value Adjustment on the amount canceled. You can request changes by writing us at our Customer Service Center. There is no additional charge for dollar-cost averaging. A transfer under this program is not a transfer for purposes of assessing a transfer charge. We reserve the right to modify or discontinue offering this program at any time and for any reason, and we reserve the right to restrict dollar-cost averaging into the Money Market Sub-Account. Dollar-cost averaging is not available while you are participating in the systematic partial withdrawal program.

        We may also permit you to periodically transfer earnings (sweep) from the Fixed Sub-Accounts to the Variable Sub-Accounts.

        ASSET ALLOCATION PROGRAM. An optional Asset Allocation Program is available if you do not wish to make your own investment decisions. This investment planning tool is designed to find an asset mix that attempts to achieve the highest expected return based upon your tolerance for risk, and consistent with your needs and objectives.

        If you participate in the asset allocation program, we will automatically allocate all purchase payments among the Variable Sub-Accounts indicated by the model you select. The models do not include allocations to the Fixed Account. Although you may only use one model at a time, you may change your selection as your tolerance for risk, and/or your needs and objectives change. Bear in mind, the use of an asset allocation model does not guarantee investment results. You may use a questionnaire that is offered to determine the model that best meets your risk tolerance and time horizons.

        Because each Variable Sub-Account performs differently over time, your portfolio mix may vary from its initial allocations. We will automatically rebalance your Fund mix on a calendar quarter basis to bring your portfolio back to its original allocation percentages.

        From time to time the models are reviewed. It may be found that allocation percentages within a particular model, or even some of the Variable Sub-Accounts within a particular model, need to be changed. You will be sent a notice at least 30 days before any such change is made, and you will be given an opportunity NOT to make the change.

        The transfers made under the program are not taken into account in determining any transfer charge. There is no additional charge for this program, and you may discontinue your participation in this program by contacting our Customer Service Center. We reserve the right to modify or cancel the asset allocation program at any time and for any reason.

Other Asset Allocation Programs

        We recognize the value of having available, on a continuous basis, advice for the allocation of your money among the Sub-Accounts available under the Contracts. Certain providers of these types of services have agreed to provide such services to Owners in accordance with our administrative rules regarding such programs.

        We have made no independent investigation of these programs. We have only established that these programs are compatible with our administrative systems and rules. These asset allocation programs are only available during the Accumulation Phase.

        Even though we permit the use of certain asset allocation programs, the Contract was not designed for professional market timing organizations. Repeated patterns of frequent transfers are disruptive to the operations of the Funds, and when we become aware of such disruptive practices, we may impose restrictions on transfers pursuant to the terms of the Contract.

        If you participate in an approved asset allocation program, the transfers made under the program are not taken into account in determining any transfer charge.

        You may be required to enter into an advisory agreement with your investment adviser to have the fees paid out of your Contract during the Accumulation Phase. We will, pursuant to an agreement with you, make a partial withdrawal from the value of your Contract to pay for the services of the investment adviser. If the Contract is non-qualified, the withdrawal will be treated like any other distribution and may be included in gross income for federal tax purposes. Further, if you are under age 59 1/2, it may be subject to a tax penalty. If the Contract is qualified, the withdrawal for the payment of fees may not be treated as a taxable distribution if certain conditions are met. You should consult a tax adviser regarding the tax treatment of the payment of investment adviser fees from your Contract.

        The selection of an investment adviser is solely your responsibility. Any compensation due any adviser as a result of investment advise rendered to you in connection with the Contract is solely your responsibility. We do not endorse the investment advisers offering such asset allocation programs.

        AUTOMATIC PORTFOLIO REBALANCING PROGRAM. Once you allocate your money among the Variable Sub-Accounts, the investment performance of each Variable Sub-Account may cause your allocation to shift. Before the Income Date, you may instruct us to automatically rebalance (on a calendar quarter, semi-annual or annual basis) Variable Account Value to return to your original allocation percentages. Your request will be effective on the Business Day on which we receive your request at our Customer Service Center. We will deem requests received on other than a Business Day as received on the next following Business Day. Your allocation percentages must be in whole percentages. You may start and stop automatic portfolio rebalancing at any time and make changes to your allocation percentages by written request. There is no additional charge for using this program. A transfer under this program is not a transfer for purposes of assessing any transfer charge. We reserve the right to modify or discontinue offering this program at any time and for any reason. We do not include any money allocated to the Fixed Account in the rebalancing.

VALUES UNDER YOUR CONTRACT

        ACCOUNT VALUE. The Account Value is the entire amount we hold under your Contract for you. The Account Value serves as a starting point for calculating certain values under your Contract. It equals the sum of your Variable Account Value and your Fixed Account Value. We first determine your Account Value on the Contract Date, and after that, on each Business Day. The Account Value will vary to reflect:

        - the performance of the Variable Sub-Accounts you have selected;

        -     interest credited on amounts you allocated to the Fixed
              Account;

        -     any additional purchase payments; and

        -     charges, transfers, withdrawals, and surrenders.

        Your Account Value may be more or less than purchase payments you made.

        SURRENDER VALUE. The Surrender Value on a Business Day before the Income Date is the Account Value, plus or minus any applicable Market Value Adjustment, less any applicable Purchase Payment Tax Charge.

        VARIABLE ACCOUNT VALUE. On any Business Day, the Variable Account Value equals the sum of the values in each Variable Sub-Account. The value in each Variable Sub-Account equals the number of Accumulation Units attributable to that Variable Sub-Account multiplied by the Accumulation Unit value for that Variable Sub-Account on that Business Day. When you allocate a purchase payment or transfer Account Value to a Variable Sub-Account, we credit your Contract with Accumulation Units in that Variable Sub-Account. We determine the number of Accumulation Units by dividing the dollar amount allocated or transferred to the Variable Sub-Account by the Sub-Account's Accumulation Unit value for that Business Day. Similarly, when you transfer, withdraw, or surrender an amount from a Variable Sub-Account, we cancel Accumulation Units in that Variable Sub-Account. We determine the number of Accumulation Units canceled by dividing the dollar amount you transferred, withdrew, or surrendered by the Variable Sub-Account's Accumulation Unit value for that Business Day.

        ACCUMULATION UNIT VALUE. Accumulation Unit Value varies to reflect the investment experience of the underlying Fund, and may increase or decrease from one Business Day to the next. We arbitrarily set the Accumulation Unit value for each Variable Sub-Account at $10 when we established the Sub- Account. For each Valuation Period after the date of establishment, we determine the Accumulation Unit value by multiplying the Accumulation Unit value for a Sub-Account for the prior Valuation Period by the net investment factor for the Variable Sub-Account for the Valuation Period for which the value is being determined.

        NET INVESTMENT FACTOR. The net investment factor is an index we use to measure the investment performance of a Variable Sub-Account from one Valuation Period to the next during the Accumulation Phase. We determine the net investment factor for any Valuation Period by dividing (a) by (b)and then subtracting (c) where:

        (a)    is the net result of:

               (1) the Net Asset Value of the Fund in which the Variable Sub-Account invests determined at the end of the current Valuation Period; PLUS

               (2) the per share amount of any dividend or capital gain distributions made by the Fund on shares held in the Variable Sub-Account if the "ex-dividend" date occurs during the current Valuation Period; PLUS OR MINUS

               (3) a per share charge or credit for any taxes reserved for, which we determine to have resulted from the operations of the Variable Sub-Account; and

        (b) is the Net Asset Value of the Fund in which the Variable Sub-Account invests determined at the end of the immediately preceding Valuation Period.

        (c)    is the daily Asset-Based Charge.

        The net investment factor may be more or less than, or equal to, one.

        FIXED ACCOUNT VALUE. The Fixed Account Value is the sum of the Fixed Account Value in each Fixed Sub-Account (including a DCA Fixed Sub-Account) on any particular day. The value in each Fixed Sub-Account equals:

        - the portion of the purchase payment(s) allocated or amount transferred to the Sub-Account; PLUS

        -     interest at the Guaranteed Interest Rate; MINUS

        -     any transfers from the Sub-Account; MINUS

        -     any withdrawals
              from the Sub-Account; and MINUS

        -     any charges allocated to the Sub-Account.

        We also adjust the Fixed Sub-Account Value for any Market Value Adjustment, the value of which could be positive or negative.

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5. WHAT ARE THE EXPENSES UNDER A CONTRACT?
==============================================================================

        We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts.

        SERVICES AND BENEFITS WE PROVIDE INCLUDE:

        - the ability of Owners to make transfers, withdrawals and surrenders under the Contracts;

        -     the death benefit paid on the death of the Owner;

        - the available investment options, including dollar-cost averaging, asset allocation, automatic portfolio rebalancing, IRA partial withdrawal programs, and systematic partial withdrawal programs;

        - administration of the income plans available under the Contracts; and

        -     the distribution of various reports to Owners.

        COSTS AND EXPENSES WE INCUR INCLUDE:

        - those related to various overhead and other expenses associated with providing the services and benefits guaranteed by the Contracts;

        -     sales and marketing expenses; and

        -     other costs of doing business.

        RISKS WE ASSUME INCLUDE:

        - the risks that Annuitants may live longer than we estimated when we established the monthly income rates per $1,000 under the Contracts;

        - that the amount of the death benefit will be greater than Account Value; and

        - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted.

        We may also deduct a charge for taxes. See "Fee Table."

        We may realize a profit or loss on one or more of the charges. We may use any such profits for any corporate purpose, including, among other things, the payment of sales expenses.

        Unless we otherwise specify, we will deduct charges proportionately from all Variable Sub-Accounts and Fixed Sub-Accounts in which you are invested.

        We may reduce or eliminate charges under the Contracts when sales result in savings, reduction of expenses and/or risks to the Company. Generally, we will make such reductions or eliminations based on the following factors:

        -     the size of a group;

        - the total amount of purchase payments to be received from a group;

        -     the purposes for which the Contracts are purchased;

        - the nature of a group for which the Contracts are purchased; and

        - any other circumstances that could reduce Contract costs and expenses.

        We may also sell the Contracts with lower or no charges to a person who is an officer, director or employee of Sage Life or of certain affiliates, distributors, or service providers of ours, or to family members of any of these persons. Reductions or eliminations in Contract charges will not be unfairly discriminatory against any person. Please contact our Customer Service Center for more information about these cost reductions and eliminations.

SURRENDER CHARGE

        None! There are no surrender charges under the Contracts.

ANNUAL ADMINISTRATION CHARGE

        None! There are no annual administration charges under the Contracts.

TRANSFER CHARGE

        We currently do not deduct this charge. However, we reserve the right to deduct a transfer charge of up to $25 for the 13th and each subsequent transfer during a Contract Year. The charge is at cost with no profit to us. For the purpose of assessing the transfer charge, we consider each written or telephone request to be one transfer, regardless of the number of Sub-Accounts affected by the transfer. In the event that the transfer charge becomes applicable, we will deduct it proportionately from the Sub-Accounts from which you made the transfer. Transfers made in connection with the dollar-cost averaging, asset allocation, and automatic portfolio rebalancing programs will not count as transfers for purposes of assessing this charge.

ASSET-BASED CHARGES

        We assess Asset-Based Charges against your Contract for assuming mortality and expense risks and administrative costs. We deduct Asset-Based Charges on a daily basis and calculate the charges as a percentage of the assets of the Variable Account on the date of deduction. We deduct the Asset- Based Charges from the Variable Sub-Accounts in which you are invested. The maximum charges are:


                                             ANNUAL             DAILY
                                             CHARGE             CHARGE
                                             ------             ------
                                              0.50%             .001373%

        We do not assess these charges against any Fixed Account Value.

PURCHASE PAYMENT TAX CHARGE

        We will deduct any state or local premium tax that we incur from your Account Value. We reserve the right to defer the collection of this charge and deduct it against your Account Value when you surrender your Contract or begin receiving regular income payments. This tax charge currently ranges from 0% to 3.0% depending upon the state or locality.

FUND ANNUAL EXPENSES

        Because the Variable Account purchases shares of the various Funds you choose, the net assets of the Variable Account will reflect the investment management fees and other operating expenses incurred by those Funds. A table of each Fund's management fees and other expenses can be found in the front of this Prospectus in the Fee Table. For a description of each Fund's expenses, management fees, and other expenses, see the Trusts' prospectuses.

ADDITIONAL INFORMATION

        The Contracts are sold by broker-dealers through registered representatives of such broker-dealers who are also appointed and licensed as insurance agents of Sage Life. See "Distribution of the Contracts." These broker-dealers receive commissions for selling Contracts calculated as a percentage of purchase payments (up to a maximum of ____%). You do not pay these commissions directly. They are not a charge we deduct directly from your Contract. We pay the commissions to the broker-dealers. Broker-dealers who meet certain productivity and profitability standards may be eligible for additional compensation.

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6. HOW WILL MY CONTRACT BE TAXED?
==============================================================================

THIS DISCUSSION IS NOT INTENDED AS TAX ADVICE. PLEASE CONSULT COUNSEL OR OTHER COMPETENT TAX ADVISERS FOR MORE COMPLETE INFORMATION.

INTRODUCTION

        The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under a Contract.

        When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money -- generally for retirement purposes. If you invest in a variable annuity as part of a pension plan or employer-sponsored retirement program, your contract is called a Qualified Contract. If your annuity is independent of any formal retirement or pension plan, it is termed a Non-Qualified Contract.

TAXATION OF NON-QUALIFIED CONTRACTS

        NON-NATURAL PERSON. Under Section 72(u) of the Internal Revenue Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

        WITHDRAWALS AND SURRENDERS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the Owner's investment in the Contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a surrender under a Non- Qualified Contract, the amount received generally will be taxable as ordinary income only to the extent it exceeds the Owner's investment in the Contract.

Withdrawals - Investment Adviser Fees

        The Internal Revenue Service has, through a series of Private Letter Rulings, held that the payment of investment adviser fees from an IRA is permissible under certain circumstances and will not be considered a distribution for income tax purposes. The Rulings require that in order to receive this favorable tax treatment, the annuity contract must, under a written agreement, be solely liable (not jointly with the Contract owner) for payment of the adviser's fee and the fee must actually be paid from the annuity Contract to the adviser. Withdrawals from non-qualified contracts for the payment of investment adviser's fees will be considered taxable distributions from the Contract.

        SPECIAL NOTE ON WITHDRAWALS. Please read the following carefully and consult with your tax adviser on these and other possible tax consequences before making a withdrawal.

        - It is possible that a positive Market Value Adjustment at the time of a withdrawal may be treated as part of the Account Value immediately before the distribution.

        - We understand that it is the position of the Internal Revenue Service ("IRS") that when withdrawals (other than income payments) are taken from the cash value of an income payout option, such as that offered by this Prospectus under the term certain option (Income Plan 4. See "What Are My Income Payment Options?"), then all amounts received by the taxpayer are taxable at ordinary income rates as amounts "not received as an annuity." In addition, such amounts are taxable to the recipient without regard to the owner's investment in the contract or any investment gain which might be present in the current annuity value. For example, under this view, an Owner with a cash value of $100,000 seeking to obtain $20,000 of the cash value immediately after annuitization under a term certain payout, would pay income taxes on the entire $20,000 amount in that tax year. For some taxpayers, such as those under age 59 1/2, additional tax penalties may also apply. This adverse tax result means that Owners of Non-Qualified Contracts should consider carefully the tax implications of any withdrawal requests and their need for Contract funds prior to the exercise of this right.

        PENALTY TAX ON CERTAIN WITHDRAWALS. If you make a withdrawal from or surrender a Non-Qualified Contract, you may be subject to a federal tax penalty equal to ten percent of the amount treated as income. However, there usually is no penalty on distributions that are:

        -     made on or after the taxpayer reaches age 59 1/2;

        -     made on or after the death of an Owner;

        -     attributable to the taxpayer's becoming disabled; or

        - made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer;

        -     from purchase payments made prior to August 14, 1982.

        Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions listed above. You should consult a tax adviser with regard to exceptions from the penalty tax.

        INCOME PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each income payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an income payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of income payments, as determined when income payments start. Once your investment in the contract has been fully recovered, however, the full amount of each income payment is subject to tax as ordinary income.

        TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments. Estate taxes may also apply.

        WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

        MULTIPLE CONTRACTS. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such owner's income when a taxable distribution occurs.

        FURTHER INFORMATION. We believe that the contracts will qualify as annuity contracts for federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."

TAXATION OF A QUALIFIED CONTRACT

        Qualified Contracts are subject to some of the same tax rules as Non-Qualified Contracts, but there are a number of significant differences. Some of these differences and other important rules are highlighted here and in the Statement of Additional Information, but please keep in mind that this discussion provides only general information about the tax consequences of Qualified Contracts, and Owners, Annuitants, and Beneficiaries should consult their tax advisors for more specific information.

        TYPES OF QUALIFIED CONTRACTS. A Qualified Contract can be used in connection with the following types of retirement plans:

        - Individual Retirement Annuity (IRA) -- permits eligible individuals to make non-deductible or deductible annual contributions of up to $2,000.

        - SIMPLE IRA -- permits certain small employers to establish a plan allowing employees to make annual pre-tax contributions of up to $6,000, with an employer contribution or match.

        - Roth IRA -- allows eligible individuals to make after-tax contributions of up to $2,000, with no tax on qualifying distributions.

        CONTRIBUTIONS AND DISTRIBUTIONS. Annual contributions to Qualified Contracts are limited by tax rules and the terms of the retirement plans. For IRAs and SIMPLE IRAs, minimum distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the Owner reaches age 70 1/2. Roth IRAs do not require distributions while the Owner is alive. Upon the Owner's death, minimum distributions are required from IRAs, SIMPLE IRAs, and Roth IRAs. Penalty taxes may apply to distributions made before age 59 1/2 and to certain early distributions from Roth IRAs. See "Qualified Contracts" in the Statement of Additional Information for more information on contributions and distributions.

        Distributions  from  Qualified   Contracts   generally  are  subject  to
withholding for the Owner's federal income tax liability. The Owner will be provided the opportunity to elect not to have tax withheld from distributions.

        TERMS OF THE PLAN. Your rights under a Qualified Contract are also subject to the terms of the retirement plan itself, although we will not be bound by the terms of the plan if they contradict the Qualified Contract.


TRANSFERS, ASSIGNMENTS, OR EXCHANGES OF A CONTRACT

        A transfer or assignment of ownership of a Contract, the designation of an annuitant, the selection of certain maturity dates, or the exchange of a Contract may result in certain tax consequences to you that are not discussed in this prospectus. An owner contemplating any such transfer, assignment or exchange, should consult a tax adviser as to the tax consequences.

POSSIBLE TAX LAW CHANGES

        Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract. We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive.

==============================================================================
7. HOW DO I ACCESS MY MONEY?
==============================================================================

        You can partially withdraw from or surrender your Contract. When you surrender your Contract, you can take the proceeds in a single sum, or you can request that we pay the proceeds over a period of time under one of our income plans. See "What Are My Income Payment Options?"

WITHDRAWALS

        You may withdraw all or part of your Surrender Value at any time before the Income Date while the Annuitant is still living. There may be adverse tax consequences if you make a withdrawal from or surrender your Contract. Also, there may be adverse tax consequences if you make a partial withdrawal during the Income Phase. See "How Will My Contract Be Taxed?" You may make your withdrawal request in writing or by telephone. See "Requesting Payments." Any withdrawal must be at least $100. If a withdrawal request would reduce your Account Value remaining in a Sub-Account below $100, we will treat the withdrawal request as a request to withdraw the entire amount. We will pay you the withdrawal amount in one sum. Under certain circumstances, we may delay this payment. See "Requesting Payments."

        When you request a withdrawal, you can direct how we deduct the withdrawal from your Account Value. If you provide no directions, we will deduct the withdrawal from your Account Value in the Sub-Accounts on a pro- rata basis.

        A partial withdrawal will reduce your death benefit proportionately by the amount your withdrawal (including any Market Value Adjustment) reduces Account Value and may be subject to federal income tax. See "What Are The Expenses Under A Contract?" "How Will My Contract Be Taxed?" and "Does The Contract Have A Death Benefit?"

        Please note that if your requested withdrawal would reduce your Account Value below $2,000, we reserve the right to treat the request as a withdrawal of only the excess over $2,000.

        SYSTEMATIC PARTIAL WITHDRAWAL PROGRAM. The systematic partial withdrawal program provides automatic monthly, quarterly, semi-annual, or annual payments to you from the amounts you have accumulated in the Sub- Accounts. You select the day we take withdrawals. If you do not select a day, we will use the day of each month that corresponds to your Contract Date. If that date is not a Business Day, we will use the next following Business Day. The minimum payment is $100. You can elect to withdraw either earnings in a prior period (for example, prior month for monthly withdrawals or prior quarter for quarterly withdrawals) or a specified dollar amount.

        - If you elect earnings, we will deduct the withdrawals from the Sub-Accounts in which you are invested on a pro-rata basis.

        - If you elect a specified dollar amount, we will deduct the withdrawals from the Sub-Accounts in which you are invested on a pro-rata basis unless you tell us otherwise. Any amount in excess of interest earned on a Fixed Sub-Account in the prior period ordinarily will be subject to a Market Value Adjustment.
              See "Market Value Adjustment."

        You may participate in the systematic partial withdrawal program at any time before the Income Date by providing Satisfactory Notice. Once we receive your request, the program will begin and will remain in effect until your Account Value drops to zero. You may cancel or make changes in the program at any time by providing us with Satisfactory Notice. We do not deduct any other charges for this program. We reserve the right to modify or discontinue the systematic partial withdrawal program at any time and for any reason. Systematic partial withdrawals are not available while you are participating in the dollar-cost averaging program.

        IRA PARTIAL WITHDRAWAL PROGRAM. If your Contract is an IRA Contract (other than a Roth IRA Contract) and you will attain age 70 1/2 in the current calendar year, distributions may be made to satisfy requirements imposed by federal tax law. An IRA partial withdrawal provides payout of amounts required to be distributed by the IRS rules governing mandatory distributions under qualified plans. We will send a notice before distributions must commence, and you may elect this program at that time, or at a later date. You are, however, ultimately responsible for determining that IRA distributions comply with applicable tax code rules.

        The IRS has issued new proposed regulations regarding required minimum distributions from qualified plans. These new rules are to be effective January 1, 2002. However, these new rules may be used in determining required minimum distributions for 2001 by owners of IRAs. You should consult with your qualified plan sponsor and tax adviser to determine if these new rules are available for your benefit.

        You may not elect the IRA Partial Withdrawal program while you are participating in the systematic partial withdrawal program. You may take IRA partial withdrawals on a monthly, quarterly, semi-annual, or annual basis. We require a minimum withdrawal of $100. You select the day we make the withdrawals. If you do not elect a day, we will use the day of each month that corresponds to your Contract Date.

REQUESTING PAYMENTS

        You must provide us with Satisfactory Notice of your request for payment. We will ordinarily pay any death benefit, withdrawal, or surrender proceeds within seven days after receipt at our Customer Service Center of all the requirements for payment. We will determine the amount as of the Business Day our Customer Service Center receives all requirements.

        We may delay making a payment, applying Account Value to an income plan, or processing a transfer request if:

        - the disposal or valuation of the Variable Account's assets is not reasonably practicable because the NYSE is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists; or

        - the SEC, by order, permits postponement of payment to protect our Owners.

        We also may defer making payments attributable to a check that has not cleared (which may take up to 15 days), and we may defer payment of proceeds from the Fixed Account for a withdrawal, surrender, or transfer request for up to six months from the date we receive the request, if permitted by state law.

        If we defer payment 30 days or more, the amount deferred will earn interest at a rate not less than the minimum required in the jurisdiction in which we delivered the Contract.

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8. HOW IS CONTRACT PERFORMANCE PRESENTED?
==============================================================================

        We may advertise or include in sales literature yields, effective yields, and total returns for the Variable Sub-Accounts. Effective yields and total returns for the Variable Sub-Accounts are based on the investment performance of the corresponding Funds. WE BASE THESE FIGURES ON HISTORICAL PERFORMANCE, AND THEY DO NOT INDICATE OR PROJECT FUTURE RESULTS. We may also advertise or include in sales literature a Variable Sub-Account's performance compared to certain performance rankings and indexes compiled by independent organizations, and we may present performance rankings and indexes without such a comparison.

YIELD

        The yield of the Money Market Sub-Account refers to the annualized income generated by an investment in the Sub-Account over a specified seven-day period. We calculate the yield by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period. We calculate the effective yield similarly but, when annualized, the income earned by an investment in the Money Market Sub-Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

        The yield of a Variable Sub-Account (except the Money Market Sub-Account) refers to the annualized income generated by an investment in the Variable Sub-Account over a specified 30-day or one-month period. We calculate the yield by assuming that the income generated by the investment during that 30-day or one-month period is generated over a 12-month period.

TOTAL RETURN

        The total return of a Variable Sub-Account refers to return quotations assuming an investment under a Contract has been held in the Variable Sub-Account for the stated times. Average annual total return of a Variable Sub-Account tells you the return you would have experienced if you allocated a $1,000 purchase payment to a Variable Sub-Account for the specified period. Standard average annual total return reflects all historical investment results for the Variable Sub-Account, less all charges and deductions applied against the Variable Sub-Account, but excluding any deductions for purchase payment tax charges. Standard total return may be quoted for various periods including 1 year, 5 years, and 10 years, or from inception of the Variable Sub-Account if any of those periods are not available.

        "Non-Standard" average annual total return information may be presented, computed on the same basis as described above, except that deductions will not include any Contract charges. In addition, we may from time to time disclose average annual total return for non-standard periods and cumulative total return for a Variable Sub-Account.

        In addition, performance may be shown for the periods commencing from the inception date of the Fund, which date may precede the date the Variable Sub-Account first invested in the Fund. These figures should not be interpreted to reflect actual historical performance of the Variable Sub- Account.

PERFORMANCE/COMPARISONS

        We may, from time to time, also disclose yield, standard total returns, and non-standard total returns for the Funds. We will accompany non-standard performance with standard performance.

        In advertising and sales literature, we may compare the performance of each Variable Sub-Account to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment series of mutual funds with investment objectives similar to each of the Variable Sub-Accounts. Advertising and sales literature may also compare the performance of a Variable Sub-Account to the S&P 500 Composite Stock Price Index, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any deduction for the expense of operating or managing an investment portfolio. Other independent ranking services and indexes may also be used as a source of performance comparison. We may also report other information, including the effect of tax-deferred compounding on a Variable Sub-Account's investment returns, or returns in general, which may be illustrated by tables, graphs, or charts. We may also report hypothetical performance illustrations.

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9. DOES THE CONTRACT HAVE A DEATH BENEFIT?
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        Your Contract provides a death benefit for your Beneficiary if you die before the Income Date.

CONTRACT DEATH BENEFIT

        If any Owner dies before the Income Date, we will pay the Beneficiary (or the surviving joint Owner in the case of joint Owners) the greater of:

        - the Account Value determined as of the Business Day we receive proof of death (if proof of death is received on other than a Business Day, we will deem the proof as received on the next following Business Day); or

        - 100% of the sum of all purchase payments made under the Contract, reduced proportionately by the amount that any prior withdrawals (including any Market Value Adjustment incurred) reduced Account Value.

        If there are multiple Owners, we will use the age of the oldest Owner to determine the applicable death benefit. If there is an Owner who is not a natural person (that is, an individual), we will treat the Annuitant as an Owner for the purpose of determining when an Owner dies and the Annuitant's age will determine the death benefit payable to the Beneficiary in the event of such Annuitant's death.

OWNER'S DEATH BEFORE THE INCOME DATE

        If an Owner dies before the Income Date, the Beneficiary has up to five years from the Owner's date of death to request and have paid the death benefit. If the Beneficiary elects the lump sum and we pay it, the Contract will terminate, and we will have no further obligations under the Contract. Alternatively, the Beneficiary may provide us with Satisfactory Notice and request that the Contract continue, in which case we will continue the Contract subject to the following conditions:

        (1) If there are joint Owners, the surviving Owner becomes the new Owner. Otherwise, the Beneficiary becomes the new Owner.

        (2) Unless the new Owner otherwise tells us, we will allocate any excess of the Death Benefit over the Account Value to and among the Variable and Fixed Accounts in proportion to their values as of the date on which we determine the death benefit. We will establish a new Fixed Sub-Account for any allocation to the Fixed Account based on the Guarantee Period the new Owner then elects.

        However, certain distribution rules will apply to the continued Contract. If the sole new Owner is not the deceased Owner's spouse, we must distribute the entire interest in the Contract either: (i) over the life of the new Owner, but not extending beyond the life expectancy of the new Owner, with distributions beginning within one year of the prior Owner's death; or (ii) within five years of the deceased Owner's death. These distributions, if from the Fixed Account, are subject to our Market Value Adjustment rules. In addition, no additional purchase payments may be applied to the Contract.

        Alternatively, if the sole new Owner is the deceased Owner's spouse, the Contract will continue with the surviving spouse as the new Owner. The Account Value will be the Death Benefit that otherwise would be paid in a lump sum as of the Business Day we receive proof of death, and the surviving spouse may make additional purchase payments under the Contract. The surviving spouse may name a new Beneficiary. If no Beneficiary is named, the surviving spouse's estate will be the Beneficiary. Upon the death of the surviving spouse, the death benefit will equal the Account Value as of the Business Day we receive proof of the spouse's death. We will distribute the entire interest in the Contract to the new Beneficiary in accordance with the provisions that apply in the case when the new Owner is not the surviving spouse.

        Unless transferred to the Fixed Account, the death benefit in the Variable Account remains in the Variable Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Variable Account will continue to be subject to investment risk. This risk is borne by the Beneficiary. If there is more than one Beneficiary, the distribution provisions will apply independently to each Beneficiary.

        If no Owner of the Contract is an individual, we will treat the death of any Annuitant as the death of an Owner and the distribution of the death benefit as described above will be administered as if the Beneficiary was the new Owner.

        In all events, for Non-Qualified Contracts we will make death benefit distributions in accordance with section 72(s) of the Code, or any applicable successor provision. Other rules may apply to a Qualified Contract.

OWNER'S OR ANNUITANT'S DEATH AFTER THE INCOME DATE

        If any Owner dies on or after the Income Date, but before the time we have distributed the entire interest in the Contract, we will distribute the remaining portion at least as rapidly as under the method of distribution being used as of the date of the Owner's death.

        If the Annuitant dies on or after the Income Date and income payments are based on a plan providing for payments for a guaranteed period, we will make the remaining guaranteed payments as rapidly as under the method of distribution being used as of the date of the Annuitant's death.

PROOF OF DEATH

        We must receive satisfactory proof of death at our Customer Service Center before we will pay any death benefit or allow any person other than the Owner to exercise any rights under the Contract. We will accept one of the following items:

            1.   An original certified copy of an official death certificate;
                 or

            2. An original certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

            3.   Any other proof satisfactory to us.

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10. WHAT OTHER INFORMATION SHOULD I KNOW?
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PARTIES TO THE CONTRACT

THE OWNER - You are the Owner of the Contract. You have the rights and options described in the Contract, including but not limited to the right to receive the income payments beginning on the Income Date. One or more people may own the Contract as joint Owners.

THE ANNUITANT - Unless another Annuitant is named, you are also the Annuitant. You may name a Contingent Annuitant to become the Annuitant should the Annuitant die before the Income Date. You will be the Contingent Annuitant unless you name someone else. If there are joint Owners, we will treat the youngest Owner as the Contingent Annuitant, unless you elect otherwise.

If you are not the Annuitant and the Annuitant dies before the Income Date, the Contingent Annuitant becomes the Annuitant. If the Annuitant dies and no Contingent Annuitant has been named, we will allow you sixty days to designate someone other than yourself as Annuitant.

THE BENEFICIARY - Upon the death of an Owner, we pay the death benefit to the person named as primary Beneficiary in the application. If the primary Beneficiary dies before the Owner, the death benefit is paid to the Contingent Beneficiary, if any. If there is no surviving Beneficiary, we pay the death benefit to the Owner's estate. Until such time as the death benefit is paid, we consider the Beneficiary or estate, as the case may be, to be the Owner. If there are joint Owners, the surviving Owner is treated as the primary Beneficiary, and any other Beneficiary is treated as a contingent Beneficiary, unless otherwise indicated.

One or more persons may be named as primary Beneficiary or Contingent Beneficiary. We will assume any death benefit is to be paid in equal shares to the multiple surviving Beneficiaries unless you specify otherwise.

You have the right to change Beneficiaries. However, if you designate the primary Beneficiary as irrevocable, you may need the consent of that irrevocable Beneficiary to exercise the rights and options under the Contract.

CHANGE OF OWNER, BENEFICIARY OR ANNUITANT - During your lifetime and while the Contract is in force you can transfer ownership of the Contract, or change the Beneficiary, or change the Annuitant. (However, the Annuitant cannot be changed if no Owner is an individual and cannot be changed after the Income Date.) To make any of these changes, you must send us Satisfactory Notice. If accepted, any change in Owner, Beneficiary or Annuitant takes effect on the date you signed the notice. Any of these changes will not affect any payment made or action taken by us before our acceptance. A change of Owner may be a taxable event and may also affect the amount of death benefit payable under the Contract.

SEPARATE ACCOUNTS

        THE SAGE VARIABLE ANNUITY ACCOUNT A. We established the Variable Account as a separate investment account under Delaware law on December 3, 1997. The Variable Account may invest in mutual funds, unit investment trusts, and other investment portfolios. We own the assets in the Variable Account and are obligated to pay all benefits under the Contracts. We use the Variable Account to support the Contracts as well as for other purposes permitted by law. We registered the Variable Account with the SEC as a unit investment trust under the 1940 Act and it qualifies as a "separate account" within the meaning of the federal securities laws. Such registration does not involve any supervision by the SEC of the management of the Variable Account or Sage Life.

        We divided the Variable Account into Variable Sub-Accounts, each of which currently invests in shares of a specific Fund. Variable Sub-Accounts buy and redeem Fund shares at Net Asset Value without any sales charge. We reinvest any dividends from net investment income and distributions from realized gains from security transactions of a Fund at net asset value in shares of the same Fund. Income, gains and losses, realized or unrealized, of the Variable Account are credited to or charged against the Variable Account without regard to any other income, gains or losses of Sage Life. Assets equal to the reserves and other Contract liabilities with respect to the Variable Account are not chargeable with liabilities arising out of any other business or account of Sage Life. If the assets exceed the required reserves and other liabilities, we may transfer the excess to our General Account.

        VOTING OF FUND SHARES. We are the legal owner of shares held by the Variable Sub-Accounts and have the right to vote on all matters submitted to shareholders of the Funds. However, as required by law, we will vote shares held in the Variable Sub-Accounts at regular and special meetings of shareholders of the Funds according to instructions received from Owners with Account Value in the Variable Sub-Accounts. To obtain your voting instructions before a Fund shareholder meeting, we will send you voting instruction materials, a voting instruction form, and any other related material. We will vote shares held by a Variable Sub-Account for which we received no timely instructions in the same proportion as those shares for which we received voting instructions. Should the applicable federal securities laws, regulations, or interpretations thereof change so as to permit us to vote shares of the Funds in our own right, we may elect to do so.

        THE SAGE FIXED INTEREST ACCOUNT A. The Fixed Account is a separate investment account under state insurance law. We maintain it separate from our General Account and separate from any other separate account that we may have. We own the assets in the Fixed Account, and may offer the Fixed Account in our variable life insurance products. Assets equal to the reserves and other liabilities of the Fixed Account will not be charged with liabilities that arise from any other business that we conduct. Thus, the Fixed Account represents pools of assets that provide an additional measure of assurance that Owners will receive full payment of benefits under the Contracts. We may transfer to our General Account assets that exceed the reserves and other liabilities of the Fixed Account. However, our obligations under (and values and benefits under) the Fixed Account do not vary as a function of the investment performance of the Fixed Account. Owners and Beneficiaries with rights under the Contracts do not participate in the investment gains or losses of the assets of the Fixed Account. These gains or losses accrue solely to us. We retain the risk that the value of the assets in the Fixed Account may fall below the reserves and other liabilities that we must maintain in connection with our obligations under the Fixed Account. In such an event, we will transfer assets from our General Account to the Fixed Account to make up the difference. We are not required to register the Fixed Account as an investment company under the 1940 Act.

MODIFICATION

         When permitted by applicable law, we may modify the Contracts as follows:

         -        deregister the Variable Account under the 1940 Act;

         - operate the Variable Account as a management company under the 1940 Act if it is operating as a unit investment trust;

         - operate the Variable Account as a unit investment trust under the 1940 Act if it is operating as a managed separate account;

         - restrict or eliminate any voting rights of Owners, or other persons who have voting rights as to the Variable Account;

         -        combine the Variable Account with other separate accounts;
                  and

         -        combine a Variable Sub-Account with another Variable
                  Sub-Account.

        We also reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions of shares of a Fund that are held by the Variable Account (the shares of the new Fund may have higher fees and charges than the Fund it replaced, and not all Funds may be available to all classes of Contracts); and to establish additional Variable Sub-Accounts or eliminate Variable Sub-Accounts, if marketing, tax, or investment conditions so warrant. Subject to any required regulatory approvals, we reserve the right to transfer assets of a Variable Sub-Account that we determine to be associated with the class of Contracts to which the Contract belongs, to another separate account or to another separate account sub- account.

        If the actions we take result in a material change in the underlying investments of a Variable Sub-Account in which you are invested, we will notify you of the change. You may then make a new choice of Variable Sub- Accounts.

DISTRIBUTION OF THE CONTRACTS

        Sage Distributors, Inc., 300 Atlantic Street, Stamford, CT 06901 ("Sage Distributors") acts as the distributor (principal underwriter) of the Contracts. Sage Distributors is a Delaware corporation, is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). Sage Distributors is a wholly owned subsidiary of Sage Insurance Group Inc. We compensate Sage Distributors for acting as principal underwriter under a distribution agreement. We offer the Contracts on a continuous basis, and do not anticipate discontinuing their sale. The Contracts may not be available in all states.

EXPERTS

        The consolidated financial statements of Sage Life Assurance of America, Inc. at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, and the financial statements of The Sage Variable Annuity Account A at December 31, 2000 and for the year then ended and for the period from February 19, 1999 (commencement of operations) through December 31, 1999, appearing in this Prospectus and Registration Statement have been audited by ________________, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

LEGAL PROCEEDINGS

        Sage Life and its subsidiary, as of the date of this Prospectus, are not involved in any lawsuits.

REPORTS TO CONTRACT OWNERS

        We maintain records and accounts of all transactions involving the Contracts, the Variable Account, and the Fixed Account at our Customer Service Center. Each year, or more often if required by law, we will send you a report showing information about your Contract for the period covered by the report. We will also send you an annual and a semi-annual report for each Fund underlying a Variable Sub-Account in which you are invested as required by the 1940 Act. In addition, when you make purchase payments, or if you make transfers or withdrawals, we will send you a confirmation of these transactions.

AUTHORITY TO MAKE AGREEMENTS

        One of our officers must sign all agreements we make. No other person, including an insurance agent or registered representative, can change the terms of your Contract or make changes to it without our consent.

FINANCIAL STATEMENTS

        Financial statements are presented in the Statement of Additional Information for the Variable Account as of December 31, 2000.

        We included the audited consolidated financial statements for Sage Life Assurance of America, Inc. as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000. You should consider these financial statements only as bearing on the ability of Sage Life Assurance of America, Inc. to meet its obligations under the Contracts. You should not consider them as bearing on the investment performance of the assets held in the Variable Account.

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11. HOW CAN I MAKE INQUIRIES?
==============================================================================

        You may make inquiries about your Contract by contacting one of our authorized registered representatives or by writing or calling us at our Customer Service Center.

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12. ADDITIONAL INFORMATION ABOUT SAGE LIFE ASSURANCE OF AMERICA, INC.
==============================================================================

HISTORY AND BUSINESS

General

Sage Life Assurance of America, Inc. is a stock life insurance company incorporated in Delaware in 1981 with its principal offices in Stamford, Connecticut. We have licenses to conduct an insurance business in 49 states and the District of Columbia. The Company is authorized to write variable annuity contracts in all jurisdictions, in which it is licensed, and is authorized to write variable life insurance in all but three states. Although the Company is not licensed in New York, its wholly-owned subsidiary, Sage Life Assurance Company of New York ("Sage New York") has made application to the New York Insurance Department for an insurance license.

We are a wholly-owned subsidiary of Sage Life Holdings of America, Inc. ("Sage Life Holdings"). Sage Insurance Group Inc. ("SIGI") owns 90.1% of the common stock of Sage Life Holdings. Life Reassurance Corporation of America ("Life Re"), an affiliate of Swiss Re Life and Health America, Inc. ("Swiss Re"), owns the remaining 9.9% of the common stock of Sage Life Holdings. Before acquiring Sage Life Holdings' common stock, Life Re invested $12.5 million in non-voting non-redeemable cumulative preferred stock of Sage Life Holdings. During 2000, Life Re exchanged a portion of the preferred stock it acquired for the common stock. Life Re's ultimate parent is Swiss Reinsurance Company, Switzerland, one of the world's largest life and health reinsurance groups.

SIGI is a wholly-owned, indirect subsidiary of Sage Group Limited ("Sage Group"), a South African corporation quoted on the Johannesburg Stock Exchange. Sage Group is a holding company with a thirty-year history of extensive operating experience in mutual funds, life assurance and investment management. Sage Group has directly and indirectly engaged in insurance marketing activities in the United States since 1977 through its financial interests in Independent Financial Marketing Group Inc., a financial planning and bank insurance marketing company. Sage Group sold its interest in Independent Financial
Marketing Group in March 1996. In addition to its U.S. and South African activities, Sage Group also provides insurance products to non-U.S. citizens through its indirect subsidiary, Sage Life (Bermuda), Ltd.

Effective December 31, 1996, SIGI purchased all of the outstanding stock of Sage Life, then named Fidelity Standard Life Insurance Company ("Fidelity Standard"), from Security First Life Insurance Company ("SFLIC"). Prior to the purchase and effective October 31, 1996, Fidelity Standard entered into a modified coinsurance arrangement to cede all of its separate account liabilities to its then parent, SFLIC. Assets equal to the total reserves and related liabilities were transferred to SFLIC. The remaining general account liabilities were ceded under a 100% coinsurance arrangement with SFLIC. In connection with the purchase of Fidelity Standard, the Company entered into a service agreement with SFLIC to provide all necessary administrative services for all ceded business. Effective September 30, 1998, all of the in-force business of the Company was novated to SFLIC.

Segment Information

We operate in one business segment, the variable insurance product market. Products we currently offer include combination fixed and variable deferred annuities and combination fixed and variable life insurance products. We may introduce additional variable products in the future including combination fixed and variable immediate annuities.

Products and Distribution

Our ongoing business strategy is to focus on the development, underwriting, and marketing of variable annuity and variable life insurance products (the "Contracts"). Our obligations under these Contracts are supported by (1) variable accounts -- determined by the value of investments held in separate accounts, and (2) fixed accounts -- backed by investments held in separate accounts. The assets in these separate accounts which equal the reserves and other liabilities supporting the Contracts to which they relate, are legally segregated from other obligations or creditors of the Company. (Except in California, where the fixed account for the variable life insurance products will be held in our general account.)

Our initial marketing focus has been to distribute our products through banks and financial planning companies. More recently, we expanded our distribution channels to include regional broker-dealers. We anticipate that, over the long-term, our distribution channels will expand to include wirehouses.

Rating Agencies

The Company's financial ratings are important in its ability to accumulate and retain assets. The Company is rated "A" (Excellent) by A.M. Best and "AA-" (Very Strong) by Fitch-Duff & Phelps. Rating agencies periodically review the ratings they issue for any required changes. These ratings reflect the opinion of the rating agency as to the relative financial strength of the Company and its ability to meet its contractual obligations to its policyholders. Many financial institutions and broker-dealers focus on these ratings in determining whether to market an insurer's variable products. If any of the Company's ratings were downgraded from their current levels, sales of the Company's products and the Company's relationships with distributors could be adversely affected.

Competition

We are engaged in a business that is highly competitive due to the large number of stock and mutual life insurance companies as well as other entities marketing insurance products comparable to our products. There are approximately 1,500 stock, mutual and other types of insurers in the life insurance business in the United States, a substantial number of which are significantly larger than us. We are unique in that we are one of the few life insurers confining activities to the marketing of separate account variable insurance products.

Employees

As of June 30, 2001, we had __ full-time salaried employees. Many of these employees also perform duties for affiliated companies.


SELECTED FINANCIAL DATA

[TO BE FILED BY AMENDMENT]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

[TO BE FILED BY AMENDMENT]

OFFICERS AND DIRECTORS

[TO BE FILED BY AMENDMENT]




                      Sage Life Assurance of America, Inc.

                              Financial Statements
                           (To be filed by Amendment)


                      TABLE OF CONTENTS OF THE STATEMENT OF
                             ADDITIONAL INFORMATION

        Additional information about the Contracts and The Sage Variable Annuity Account A is contained in the Statement of Additional Information. You can obtain a free copy of the Statement of Additional Information by writing to us at the address shown on the cover page or by calling (877) 835-7243 (Toll Free). The following is the Table of Contents for the Statement of Additional Information.

                       STATEMENT OF ADDITIONAL INFORMATION
                                TABLE OF CONTENTS

Assignment

Change of Owner, Beneficiary or Annuitant

Misstatement and Proof of Age, Sex or Survival

Incontestability

Participation

Beneficiary Designation

Tax Status of the Contracts
           Diversification Requirements
           Owner Control
           Required Distributions from Non-Qualified Contracts
           Partial 1035 Exchanges
           Contracts Owned by Other Than Natural Persons
           Gifting a Contract
           Withdrawals - Investment Adviser Fees

Qualified Contracts
           Qualified Plans
           Taxation of Withdrawals
           Individual Retirement Annuities (IRAs)
           SIMPLE IRAs
           Roth IRAs
           Pension and Profit-Sharing Plans
           Tax Treatment of Withdrawals - Qualified Contracts
           Required Distributions

Calculation of Historical Performance Data
           Money Market Sub-Account Yields
           Other Variable Sub-Account Yields
           Average Annual Total Returns
           Other Total Returns
           Effect of the Annual Administration Charge on Performance Data Use of Indexes
           Other Information

Income Payment Provisions
           Amount of Fixed Income Payments
           Amount of Variable Income Payments
           Income Units
           Income Unit Value
           Exchange of Income Units

Safekeeping of Account Assets

Legal Matters

Other Information

Financial Statements



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                               APPENDIX A
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                        MORE INFORMATION ABOUT THE FUNDS

1.   Investment Objectives and Strategies:

        Below are the investment objectives and strategies of each of the Funds available under the Contract. There is no assurance that these objectives will be met. Not every Fund may be available in every state or in every market.

        The Fund prospectuses contain more complete information including a description of the investment objectives, policies, restrictions and risks of each Fund.

AIM VARIABLE INSURANCE FUNDS

        A I M Advisors, Inc. advises the AIM Variable Insurance Funds.

        AIM V.I. GOVERNMENT SECURITIES FUND. This Fund seeks to achieve a high level of current income consistent with reasonable concern for safety of principal by investing in debt securities issued, guaranteed or otherwise backed by the United States Government.

        AIM V.I. GROWTH AND INCOME FUND. This Fund's primary objective is growth of capital with a secondary objective of current income. It seeks to meet its objectives by investing at least 65% of its total assets in securities of established companies that have long-term above-average growth in earnings and dividends, and potential for above-average growth in earnings and dividends.

        AIM V.I. INTERNATIONAL EQUITY FUND. This Fund's investment objective is to provide long-term growth of capital. It seeks to meet its objective by investing in a diversified portfolio of international equity securities whose issuers are considered to have strong earnings momentum.

        AIM V.I. VALUE FUND. This Fund's primary objective is to achieve long-term growth of capital with income as a secondary objective. It seeks to meet its objectives by investing primarily in equity securities judged by the Fund's investment advisor to be undervalued relative to the investment adviser's appraisal of the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity market generally.

THE ALGER AMERICAN FUND

        Fred Alger Management, Inc. advises The Alger American Fund.

        ALGER AMERICAN MIDCAP GROWTH PORTFOLIO. This Fund seeks long-term capital appreciation. It focuses on midsize companies with promising growth potential. Under normal circumstances, the portfolio invests primarily in the equity securities of companies having a market capitalization within the range of companies in the S&P MidCap 400 Index.

        ALGER AMERICAN INCOME & GROWTH PORTFOLIO. This Fund primarily seeks to provide a high level of dividend income; its secondary goal is to provide capital appreciation. The Portfolio invests in dividend paying equity securities, such as common or preferred stocks, preferably those which the Manager believes also offer opportunities for capital appreciation.

        ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO. This Fund seeks long-term capital appreciation. It focuses on small, fast-growing companies that offer innovative products, services or technologies to a rapidly expanding marketplace. Under normal circumstances, the portfolio invests primarily in the equity securities of small capitalization companies. A small capitalization company is one that has a market capitalization within the range of the Russell 2000 Growth Index or the S&P SmallCap 600 Index.

INVESCO VARIABLE INVESTMENT FUNDS, INC.

        INVESCO Funds Group, Inc. is the investment adviser for the INVESCO Variable Investment Funds, Inc.

        INVESCO VIF - BLUE CHIP GROWTH FUND. This Fund seeks to make an investment grow. It also seeks current income. It is actively managed. It invests primarily in equity securities that INVESCO believes will rise in price faster than other securities, as well as in options and other investments whose values are based upon the values of equity securities. The Fund invests primarily in common stocks of large companies, that, at the time of purchase, have market capitalizations of more than $15 billion and that have a history of consistent earnings growth regardless of business cycle.

        INVESCO VIF - HEALTH SCIENCES FUND. This Fund seeks to make an investment grow. It is aggressively managed. It primarily invests in equity securities that INVESCO believes will rise in price faster than other securities, as well as options and other investments whose values are based upon the values of equity securities. The Fund invests primarily in equity securities of companies that develop, produce or distribute products or services related to health care. These companies include, but are not limited to, medical equipment or supplies, pharmaceuticals, health care facilities, an applied research and development of new products or services. A portion of the Fund's assets is not required to be invested in the sector.

        INVESCO VIF - TECHNOLOGY FUND. This Fund seeks to make an investment grow. It is aggressively managed. Although the Fund can invest in debt securities, it invests primarily in equity securities that INVESCO believes will rise in price faster than other securities, as well as options and other investments whose values are based upon the values of equity securities. The Fund invests primarily in the equity securities of companies engaged in technology-related industries. These include, but are not limited to, applied technology, biotechnology, communications, computers, electronics, Internet, IT services and consulting, software, telecommunications equipment and services, IT infrastructure, networking, robotics and video. Many of these products and services are subject to rapid obsolescence, which may lower the market value of the securities of the companies in this sector. A portion of the Fund's assets is not required to be invested in the sector.

        INVESCO VIF - FINANCIAL SERVICES FUND. This fund seeks to make an investment grow. It is aggressively managed. Although the Fund can invest in debt securities, it invests primarily in equity securities that INVESCO believes will rise in price faster than other securities, as well as in options and other investments whose values are based upon the values of equity securities. The Fund invests primarily in equity securities of companies involved in the financial services sector. These companies include, among others, banks (regional and money-centers), insurance companies (life, property and casualty, and multilane), and investment and miscellaneous industries (asset managers, brokerage firms, and government- sponsored agencies). A portion of the Fund's assets is not required to be invested in the sector.

MFS(R) VARIABLE INSURANCE TRUST(SM)

        MFS Investment Management(R) advises the MFS(R) Variable Insurance Trust(SM).

        MFS INVESTORS TRUST SERIES. This Fund seeks mainly to provide long-term growth of capital and secondarily to provide reasonable current income. The Fund invests, under normal market conditions, at least 65% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depository receipts for those securities. The Fund will also seek to generate gross income equal to approximately 90% of the dividend yield of the Standard & Poor's 500 Composite Index.

        MFS HIGH INCOME SERIES. This Fund seeks high current income by investing primarily in a professionally managed diversified portfolio of fixed income securities, some of which may involve equity features. The Fund invests, under normal market conditions, at least 80% of its total assets in high yield fixed income securities. Fixed income securities offering the high current income sought by the series generally are lower rated bonds (junk bonds).

        MFS RESEARCH SERIES. This Fund seeks to provide long-term growth of capital and future income. The Fund invests, under normal market conditions, at least 80% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts. The Fund focuses on companies that the Fund's adviser believes have favorable prospects for long- term growth, attractive valuations based on current and expected earnings or cash flow, dominant or growing market share and superior management.

        MFS TOTAL RETURN SERIES. This Fund primarily seeks to obtain above-average income (compared to a portfolio entirely invested in equity securities) consistent with prudent employment of capital; its secondary objective is to take advantage of opportunities for growth of capital and income since many securities offering a better than average yield may also possess growth potential. The Fund is a "balanced fund," and invests in a combination of equity and fixed income securities. Under normal market conditions, the Fund invests (i) at least 40%, but not more than 75%, of its net assets in common stocks and related securities (referred to as equity securities), such as preferred stocks, bonds, warrants or rights convertible into stock, and depositary receipts for those securities; and (ii) at least 25% of its net assets in non-convertible fixed income securities.

        MFS CAPITAL OPPORTUNITIES SERIES. This Fund seeks capital appreciation. The Fund invests, under normal market conditions, at least 65% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts for those securities. The Fund focuses on companies which the Fund's adviser believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow.

        THE UNIVERSAL INSTITUTIONAL FUNDS, INC. Morgan Stanley Dean Witter Investment Management Inc. advises the Global Value Equity Portfolio. Miller Anderson & Sherrerd, LLP advises the Value Portfolio and the Mid Cap Value Portfolio.

        GLOBAL VALUE EQUITY PORTFOLIO. This Fund seeks long-term capital appreciation by investing primarily in equity securities of issuers throughout the world, including U.S. issuers. The Fund's investment adviser seeks to maintain a diversified portfolio of global equity securities based on individual stock selection and emphasizes a bottom-up approach to investing that seeks to identify securities of undervalued issuers.

        MID CAP VALUE PORTFOLIO. This Fund seeks above-average total return over a market cycle of three to five years by investing primarily in common stocks of companies with equity capitalizations in the range of companies included in the S&P MidCap 400 Index. The Fund may purchase stocks that typically do not pay dividends.

        VALUE PORTFOLIO. This Fund seeks above-average total return over a market cycle of three to five years by investing primarily in common stocks of companies with equity capitalizations greater than $2.5 billion. The Fund focuses on stocks that are undervalued in comparison with the stock market as a whole, as measured by the S&P 500 Index. The Fund may purchase stocks that do not pay dividends. The fund may invest, to a limited extent, in foreign equity securities.

OPPENHEIMER VARIABLE ACCOUNT FUNDS

        OppenheimerFunds, Inc. manages Oppenheimer Variable Account Funds.

        OPPENHEIMER BOND FUND/VA. This Fund seeks a high level of current income. Secondarily, this Fund seeks capital growth when consistent with its primary objective. The Fund will, under normal market conditions, invest at least 65% of its total assets in investment grade debt securities.

        OPPENHEIMER CAPITAL APPRECIATION FUND/VA. This Fund seeks to achieve capital appreciation by investing in securities of well-known, established companies.

        OPPENHEIMER MAIN STREET SMALL CAP FUND/VA. This Fund seeks capital appreciation. In seeking its investment objective, the Fund invests mainly in securities of "growth type" companies with market capitalizations of less than $2.5 billion.

SAGE LIFE INVESTMENT TRUST

        Sage Advisors, Inc. is the investment manager to the Sage Life Investment Trust.

        SSGA Funds Management, Inc. subadvises the S&P 500 Equity Index Fund and Nasdaq-100 Index(R) Fund. Conning Asset Management Company subadvises the Money Market Fund. Eagle Asset Management, Inc. subadvises the All-Cap Growth Fund.

        S&P 500 EQUITY INDEX FUND. This Fund seeks to replicate as closely as possible the performance of the S&P 500 Composite Stock Price Index before the deduction of Fund expenses.

        MONEY MARKET FUND. This Fund seeks to provide high current income consistent with the preservation of capital and liquidity. Although the Fund seeks to maintain a constant net asset value of $1.00 per share, there can be no assurance that the Fund can do so on a continuous basis. An investment in the Money Market Fund is not guaranteed.

        NASDAQ - 100 INDEX(R) FUND. This Fund seeks to provide investment returns that correspond to the performance of the Nasdaq-100 Index(R) before the deduction of Fund expenses. The Nasdaq-100 Index(R) is a modified capitalization- weighted index composed of 100 of the largest non-financial domestic and international companies listed on the National Market tier of the Nasdaq Stock Market.

        ALL-CAP GROWTH FUND. This Fund seeks long-term capital appreciation by investing primarily in a diversified portfolio of common stocks.

T. ROWE PRICE EQUITY SERIES, INC.

        T. Rowe Price Associates, Inc. provides investment management to the T. Rowe Price Equity Series, Inc.

        T. ROWE PRICE EQUITY INCOME PORTFOLIO. This Fund seeks to provide substantial dividend income as well as long-term growth of capital through investments in the common stocks of established companies.

        T. ROWE PRICE MID-CAP GROWTH PORTFOLIO. This Fund seeks to provide long-term capital appreciation by investing in mid-cap stocks with potential for above-average earnings.

        T. ROWE PRICE PERSONAL STRATEGY BALANCED PORTFOLIO. The Fund seeks to provide the highest total return over time, with an emphasis on both capital growth and income. The Personal Strategy Balanced Portfolio invests in a diversified portfolio of stocks, bonds, and money market securities.

2.   Additional Fund Information:

        The following information, among other things, may be included in advertisements and marketing materials relating to this product in order to illustrate how the portfolio managers seek to achieve the above investment objectives and strategies.

 . The portfolio manager's approach to investment management which may include portfolio selection and timing of purchases.

 . The name, education and experience of the portfolio manager.

 . Investment adviser information which may include, size, assets, and location.

 . Portfolio holdings.

 . Statistics -- which may include portfolio statistics such as size, assets, and average duration and maturity of the portfolio.

 . Geographic allocation of portfolios.

 . Portfolio quality ratings.

 . Information relating to a relevant benchmark.

 . Identification of portfolios by the investment categories, portfolio sectors or industry groups in which they fall.

3.   Principal Fund Investment Risks:

Government Securities: A portfolio that invests in government securities is subject to credit risk and interest rate fluctuations. Interest rate increases can cause the price of a debt security to decrease. The longer a debt security's duration, the more sensitive it is to this risk. Further, some of the securities purchased by the fund are not guaranteed by the U.S. government. The agency or instrumentality issuing the security may default or otherwise be unable to honor a financial obligation.

Growth and Income: A portfolio that invests primarily in equity securities is subject to the risk that the price of a security held by the portfolio will fall due to changing economic, political or market conditions or disappointing earnings results. Because the Portfolio focuses on growth- style stocks, the Portfolio's performance may at times be better or worse than the performance of stock funds that focus on other types of stocks, or that have a broader investment style. Additionally, interest rate increases can cause the price of a debt security to decrease.

International: A portfolio that invests in foreign securities involves above-average risk. Many international markets are much less liquid and much more changeable than the U.S. Market. Foreign investments may be subject to volatility from political or economic factors or from changing currency values.

Value: A portfolio that invests primarily in equity securities is subject to the risk that the price of a security held by the portfolio will fall due to changing economic, political or market conditions or disappointing earnings results. Additionally, the portfolio manager's judgment that a particular security is undervalued in relation to the company's fundamental economic values may prove incorrect. Stocks of undervalued companies may never achieve their potential value.

Mid Cap: A portfolio that invests in medium-sized companies is subject to increased risk that may result from such factors as inexperienced management and limited financial resources.

Small Cap: A portfolio that invests in smaller, less seasoned companies is subject to the risks that the companies' shares may be less liquid as well as such factors as inexperienced management and limited financial resources.

High Yield: A portfolio that primarily invests in low-grade corporate bonds may have a higher default risk, less liquidity and greater sensitivity to changes in the economy than investment-grade securities.

Sector: A portfolio that primarily invests in securities that are concentrated in a specific sector of the market is subject to the risk that changes in the specific sector will have a significant effect on the portfolio's net asset value.

Balanced: A portfolio that allocates its investments between equity and fixed income securities is subject to the risk that the portfolio could miss attractive investment opportunities by underweighting markets where there are significant returns and could lose value by overweighting markets where there are significant declines.

Bond: A portfolio that invests in debt securities is subject to credit risk. Credit risk relates to the ability of the issuer of a security to make interest and principal payments on the security as they become due. Securities that are below investment grade are subject to greater risk in that the issuers of those securities might not meet their debt obligations.

Equity Index: A portfolio that invests in securities which seek to match a stock market index, is subject to market risk. Market risk is the risk that the price of a security held by the portfolio will fall due to changing market, economic or political conditions.

Money Market: A portfolio that invests in money market securities seeks to maintain a stable net asset value of $1.00. This investment option is neither insured nor guaranteed by the U.S. Government and there can be no assurance that it will be able to maintain a stable net asset value of $1 per share.

Global Utilities: A portfolio that primarily invests in U.S. and foreign securities of utility companies is subject to the risk that the price of a security held by the portfolio will fall due to changing market, economic or political conditions. Further, these securities are especially affected by changes in interest rates, as well as by general competitive and market forces in the industry. In addition, utility companies are affected by changes in government regulation. Foreign investments may be subject to volatility from political or economic factors or from changing currency values.

Capital Appreciation: A portfolio that invests in equity securities is subject to the risk that the price of a security held by the portfolio will fall due to changing economic, political, or market conditions or disappointing earnings results.

Equity Income: A portfolio that primarily invests in equity securities is subject to the risk that the price of a security held by the portfolio will fall due to changing economic, political or market conditions or disappointing earnings results.

==============================================================================
                                   APPENDIX B
==============================================================================

                             MARKET VALUE ADJUSTMENT

        We will apply a Market Value Adjustment to amounts surrendered, withdrawn, transferred or applied to an income plan when taken from a Fixed Sub-Account more than 30 days before its Expiration Date. We apply a Market Value Adjustment separately to each Fixed Sub-Account. Surrender charges also may apply.

        For a surrender, withdrawal, transfer or amount applied to an income plan, we will calculate the Market Value Adjustment by applying the factor below to the total amount that must be surrendered, withdrawn, transferred or applied to an income plan in order to provide the amount requested.

                         [(1+I)/(1+J+.0025)](N/365) - 1
Where:

       - I is the Index Rate for a maturity equal to the Fixed Sub-Account's Guarantee Period at the time that we established the Sub-Account;

       - J is the Index Rate for a maturity equal to the time remaining (rounded up to the next full year) in the Fixed Sub-Account's Guarantee Period, at the time of surrender, withdrawal, transfer, or application to an income plan; and

       - N is the remaining number of days in the Guarantee Period at the time of calculation.

We will apply Market Value Adjustments as follows:

If the Market Value Adjustment is negative, we first deduct it from any remaining value in the Fixed Sub-Account. We then deduct any remaining negative Market Value Adjustment from the amount you surrender, withdraw, transfer, or apply to an income plan.

If the Market Value Adjustment is positive, we add it to any remaining value in the Fixed Sub-Account or the amount you surrender. If you withdraw, transfer or apply to an income plan the full amount of the Fixed Sub-Account, we add the Market Value Adjustment to the amount you withdraw, transfer, or apply to an income plan.

                                  MVA EXAMPLES

Example #1: Surrender -- Example of a Negative Market Value Adjustment Assume you invest $100,000 in a Fixed Sub-Account with a Guarantee Period of ten years, with a Guaranteed Interest Rate of 7.5% and an Index Rate ("I") of 7.0% based on the U.S. Treasury Constant Maturity Series at the time we established the Sub-Account. You request a surrender three years into the Guarantee Period, the Index Rate based on the U.S. Treasury Constant Maturity Series for a seven-year Guarantee Period ("J") is 8.0% at the time of the surrender, and no prior transfers or withdrawals affecting this Fixed Sub- Account have been made.

CALCULATE THE MARKET VALUE ADJUSTMENT


1. The Account Value of the Fixed Sub-Account on the date of surrender is $124,230 ($100,000 x 1.075(3))

2.    N = 2,555 (365 x 7)

3.    Market Value Adjustment = $124,230 x {[(1.07)/(1.0825)] (2555/365) -1) =
      - $9,700

Therefore, the amount paid on full surrender is $114,530 ($124,230 - $9,700).

Example #2: Surrender  --  Example of a Positive Market Value Adjustment

Assume you invest $100,000 in a Fixed Sub-Account with a Guarantee Period of ten years, with a Guaranteed Interest Rate of 7.5% and an Index Rate ("I") of 7.0% based on the U.S. Treasury Constant Maturity Series at the time we established the Sub-Account. You request a surrender three years into the Guarantee Period, the Index Rate based on the U.S. Treasury Constant Maturity Series for a seven-year Guarantee Period ("J") is 6.0% at the time of the surrender, and no prior transfers or withdrawals affecting this Fixed Sub- Account have been made.

CALCULATE THE MARKET VALUE ADJUSTMENT

1. The Account Value of the Fixed Sub-Account on the date of surrender is $124,230 ($100,000 x 1.075(3))

2.    N = 2,555 (365 x 7)

3.    Market Value Adjustment = $124,230 x {[(1.07)/(1.0625)](2555/365) -1) =
      + $6,270

Therefore, the amount paid on full surrender is $130,500 ($124,230 + $6,270).

Example #3: Withdrawal  --  Example of a Negative Market Value Adjustment

Assume you invest $200,000 in a Fixed Sub-Account with a Guarantee Period of ten years, with a Guaranteed Interest Rate of 7.5% and an Index Rate ("I") of 7.0% based on the U.S. Treasury Constant Maturity Series at the time we established the Sub-Account. You request a withdrawal of $100,000 three years into the Guarantee Period, the Index Rate based on the U.S. Treasury Constant Maturity Series for a seven-year Guarantee Period ("J") is 8.0% at the time of withdrawal, and no prior transfers or withdrawals affecting this Fixed Sub-Account have been made.

CALCULATE THE MARKET VALUE ADJUSTMENT

1. The Account Value of the Fixed Sub-Account on the date of withdrawal is $248,459 ($200,000 x 1.075(3)).

2.    N = 2,555 (365 x 7)

3.    Market Value Adjustment = $100,000 x {[(1.07)/(1.0825)](2555/365) -1) =
      - $7,808

Therefore, the amount of the withdrawal paid is $100,000, as requested. The Fixed Sub-Account will be reduced by the amount of the withdrawal paid ($100,000) and by the Market Value Adjustment ($7,808), for a total reduction in the Fixed Sub-Account of $107,808.

Example #4: Withdrawal  -  Example of a Positive Market Value Adjustment

Assume you invest $200,000 in a Fixed Sub-Account with a Guarantee Period of ten years, with a Guaranteed Interest Rate of 7.5% and an initial Index Rate ("I") of 7.0% based on the U.S. Treasury Constant Maturity Series at the time we established the Sub-Account. You request a withdrawal of $100,000 three years into the Guarantee Period, the Index Rate based on the U.S. Treasury Constant Maturity Series for a seven-year Guarantee Period ("J") is 6.0% at the time of the withdrawal, and no prior transfers or withdrawals affecting this Fixed Sub-Account have been made.

CALCULATE THE MARKET VALUE ADJUSTMENT

1. The Account Value of the Fixed Sub-Account on the date of withdrawal is $248,459 ($200,000 x 1.075(3))

2.    N = 2,555 (365 x 7)

3.    Market Value Adjustment = $100,000 x {[(1.07)/(1.0625)](2555/365) - 1) =
      + $5,047

Therefore, the amount of the withdrawal paid is $100,000, as requested. The Fixed Sub-Account will be reduced by the amount of the withdrawal paid ($100,000) and increased by the amount of the Market Value Adjustment ($5,047), for a total reduction of $94,953.

==============================================================================
                                   APPENDIX C
==============================================================================

                          DOLLAR-COST AVERAGING PROGRAM

Below is an example of how the Dollar-Cost Averaging Program works. This example is hypothetical and is for illustrative purposes only.

       Assume that the Dollar-Cost Averaging Program has been elected and that $24,000 is invested in a DCA Fixed Sub-Account with a Guarantee Period of two years and an annual Guaranteed Interest Rate of 6.0%.

                   (1)              (2)              (3)              (4)              (5)
              Beginning
Beginning     of Month         Dollar Cost      Amount Dollar   Interest Credited    End of Month
of Month      Account Value   Monthly Factor    Cost Averaged       For Month       Account Value
---------     -------------   --------------    -------------   -----------------   -------------

 1               24,000             --               --               117                24,117
 2               24,117           1 / 24            1,005             112                23,224
 3               23,224           1 / 23            1,010             108                22,323
 4               22,323           1 / 22            1,015             104                21,412
 5               21,412           1 / 21            1,020              99                20,492
 6               20,492           1 / 20            1,025              95                19,562
 7               19,562           1 / 19            1,030              90                18,622
 8               18,622           1 / 18            1,035              86                17,673
 9               17,673           1 / 17            1,040              81                16,715
10               16,175           1 / 16            1,045              76                15,746
11               15,746           1 / 15            1,050              72                14,768
12               14,768           1 / 14            1,055              67                13,780
13               13,780           1 / 13            1,060              62                12,782
14               12,782           1 / 12            1,065              57                11,774
15               11,774           1 / 11            1,070              52                10,756
16               10,756           1 / 10            1,076              47                 9,727
17                9,727            1 / 9            1,081              42                 8,688
18                8,688            1 / 8            1,086              37                 7,639
19                7,639            1 / 7            1,091              32                 6,580
20                6,580            1 / 6            1,097              27                 5,510
21                5,510            1 / 5            1,102              21                 4,429
22                4,429            1 / 4            1,107              16                 3,338
23                3,338            1 / 3            1,113              11                 2,236
24                2,236            1 / 2            1,118               5                 1,124
25                1,124            1 / 1            1,124              --                   --


                                      NOTE:
                   Column (3) = Column (1) x Column (2) Column (5) = Column (1)
                   - Column (3) + Column (4)

To obtain a Statement of Additional Information for this Prospectus, please complete the form below and mail to:

Sage Life Assurance of America, Inc.
Customer Service Center
P.O. Box 290680
Wethersfield, CT 06129-0680

Please send a Statement of Additional Information to me at the following address:


--------------------------------------------------------
Name


--------------------------------------------------------
Address

--------------------------------------------------------
City/State                                     Zip Code


                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION

                              DATED _________, 2001


      FLEXIBLE PAYMENT DEFERRED COMBINATION FIXED AND VARIABLE ANNUITY
                                    CONTRACTS

                                  issued by:

       THE SAGE VARIABLE ANNUITY ACCOUNT A AND SAGE LIFE ASSURANCE OF
                                 AMERICA, INC.

                                                Customer Service Center:
                                                P.O. Box 290680
                                                Wethersfield, CT  06129-0680
                                                Telephone: (877) 835-7243
                                                           (Toll Free)



     This Statement of Additional Information expands upon subjects we discussed in the current Prospectus for the Flexible Payment Deferred Combination Fixed and Variable Annuity Contracts (the "Contracts" offered by Sage Life Assurance of America, Inc. ("we," "us," "our," "Sage Life," or the "Company"). You may obtain a copy of the Prospectus dated _________, 2001 by calling 1-877-835- 7243 (Toll Free) or by writing to our Customer Service Center at the above address. You may also obtain a copy of the Prospectus by accessing the Securities and Exchange Commission's website at http://www.sec.gov. The terms we used in the current Prospectus for the Contracts are incorporated into and made a part of this Statement of Additional Information.


        THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND
           SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE
               CONTRACTS AND THE PROSPECTUSES FOR THE TRUSTS.

                       Statement of Additional Information

                                Table of Contents

                                                                         Page
                                                                         ----
Assignment..................................................................

Change of Owner, Beneficiary, or Annuitant..................................

Misstatement and Proof of Age, Sex or Survival..............................

Incontestability............................................................

Participation...............................................................

Beneficiary Designation.....................................................

Tax Status of the Contracts.................................................
   Diversification Requirements.............................................
   Owner Control............................................................
   Required Distributions from Non-Qualified Contracts......................
   Partial 1035 Exchanges...................................................
   Contracts Owned by Other Than Natural Persons............................
   Gifting a Contract.......................................................
   Withdrawals - Investment Adviser Fees....................................

Qualified Contracts
   Qualified Plans..........................................................
   Taxation of Withdrawals..................................................
   Individual Retirement Annuities (IRAs)...................................
   SIMPLE IRAs..............................................................
   Roth IRAs................................................................
   Pension and Profit-Sharing Plans.........................................
   Tax Treatment of Withdrawals - Qualified Contracts.......................
   Required Distributions...................................................

Calculation of Historical Performance Data..................................
   Money Market Sub-Account Yields..........................................
   Other Variable Sub-Account Yields........................................
   Average Annual Total Returns.............................................
   Other Total Returns......................................................
   Use of Indexes...........................................................
   Other Information........................................................

Income Payment Provisions...................................................
   Amount of Fixed Income Payments..........................................
   Amount of Variable Income Payments.......................................
   Income Units.............................................................
   Income Unit Value........................................................
   Exchange of Income Units.................................................

Safekeeping of Account Assets...............................................

Legal Matters...............................................................

Other Information...........................................................

Financial Statements........................................................



ASSIGNMENT

        You may assign your Contract at any time before the Income Date. No assignment will be binding on us unless we receive Satisfactory Notice. We will not be liable for any payments made or actions we take before we accept the assignment. An absolute assignment will revoke the interest of any revocable Beneficiary. We are not responsible for the validity of any assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

CHANGE OF OWNER, BENEFICIARY, OR ANNUITANT

        During your lifetime and while your Contract is in force, you can transfer ownership of your Contract, change the Beneficiary, or change the Annuitant. However, you cannot change the Annuitant (a) if there is no Owner who is not a natural person, or (b) after the Income Date. To make any of these changes, you must send us Satisfactory Notice. If accepted, any change in Owner, Beneficiary, or Annuitant will take effect on the date you signed the notice. Any of these changes will not affect any payment made or action we took before our acceptance. A CHANGE IN OWNER MAY BE A TAXABLE EVENT AND MAY ALSO AFFECT THE AMOUNT OF DEATH BENEFIT PAYABLE UNDER YOUR CONTRACT.

MISSTATEMENT AND PROOF OF AGE, SEX OR SURVIVAL

        We may require proof of age, sex, or survival of any person upon whose age, sex, or survival any payments depend. If the age or sex of the Annuitant has been misstated, or if the age of the Owner has been misstated, the benefits will be those that the Account Value applied would have provided for the correct age and sex. If we have made incorrect income payments, we will pay the amount of any underpayments. We will deduct the amount of any overpayment from future income payments.

INCONTESTABILITY

        Your Contract is incontestable from its Contract Date.

PARTICIPATION

        The Contracts do not participate in our surplus or profits, and we do not pay dividends on the Contracts.

BENEFICIARY DESIGNATION

        This is as shown in the application or Confirmation Form. It includes the name of the Beneficiary and the order and method of payment. If you name "estate" as a Beneficiary, it means the executors or administrators of your estate. If you name "children" of a person as a Beneficiary, only children born to or legally adopted by that person as of an Owner's date of death will be included.

        We may rely on an affidavit as to the ages, names, and other facts about all Beneficiaries. We will incur no liability if we act on such affidavit.

TAX STATUS OF THE CONTRACTS

        Tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.

        Diversification Requirements. The Internal Revenue Code (Code) requires that the investments of each investment division of the separate account underlying the Contracts be "adequately diversified" in order for the Contracts to be treated as annuity contracts for federal income tax purposes. It is intended that each investment division, through the fund in which it invests, will satisfy these diversification requirements.

        Owner Control. In certain circumstances, owners of variable annuity contracts have been considered for Federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of our Contracts, such as the flexibility of an owner to allocate premium payments and transfer amounts among the investment divisions of the separate account, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give Owners investment control over separate account assets, we reserve the right to modify the Contracts as necessary to prevent an Owner from being treated as the Owner of the separate account assets supporting the Contract.

        Required Distributions from Non-Qualified Contracts. In order to be treated as an annuity contract for Federal income tax purposes, section 72(s) of the Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of an owner of the Contract. Specifically, section 72(s) requires that
(a) if any owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner. If the Contract is owned by a non- natural person, the death of the Annuitant will be treated as death of the Owner.

        The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Partial 1035 Exchanges

        Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contract, as opposed to a partial exchange, would be accorded tax-free status. In 1998 in CONWAY VS. COMMISSIONER, the Tax Court held that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a non-taxable exchange. On November 22, 1999, the Internal Revenue Service filed an Action on Decision which indicated that it acquiesced in the Tax Court decision in CONWAY. However, in its acquiescence with the decision of the Tax Court, the Internal Revenue Service stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity contracts under the Code. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. Due to the uncertainty in this area, you should consult your own tax adviser prior to entering into a partial exchange of an annuity contract.

Contracts Owned by Other Than Natural Persons

        Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

Gifting a Contract

        If you transfer ownership of your Contract to a person other than your spouse or former spouse incident to a divorce, and receive payment less than the Contract's value, you will be liable for the tax on the Contract's value above your purchase payments not previously withdrawn. The new Contract owner's purchase payments (basis) in the Contract will be increased to reflect the amount included in your taxable income.

Withdrawals - Investment Adviser Fees

        The Internal Revenue Service has, through a series of Private Letter Rulings, held that the payment of investment adviser fees from an IRA is permissible under certain circumstances and will not be considered a distribution for income tax purposes. The Rulings require that in order to receive this favorable tax treatment, the annuity contract must, under a written agreement, be solely liable (not jointly with the Contract owner) for payment of the adviser's fee and the fee must actually be paid from the annuity Contract to the adviser. Withdrawals from non-qualified contracts for the payment of investment adviser's fees will be considered taxable distributions from the Contract.

Taxation of Death Benefit Proceeds

        Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments. Estate taxes may also apply.


Qualified Contracts

Qualified Plans

        The Contracts offered herein are designed to be suitable for use under various types of Qualified Plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company's administrative procedures. The Company is not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Contract, unless the Company specifically consents to be bound. Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. A qualified contract will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the contract has features and benefits other than tax deferral that may make it an appropriate investment for a qualified plan. Following are general descriptions of the types of Qualified Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a Qualified Plan.

        Contracts issued pursuant to Qualified Plans include special provisions restricting Contract provisions that may otherwise be available as described herein. Generally, Contracts issued pursuant to Qualified Plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.)

        Taxation of Withdrawals. When you take a withdrawal from a Qualified Contract, a pro-rata portion of the amount you receive is taxable. This portion is based on the ratio of your investment in the contract (such as non-deductible purchase payments or other consideration paid for the Contract) to your total accrued benefit balance under the retirement plan. As a result, the investment in the contract for a Qualified Contract can be zero. Special tax rules apply to distributions from a Roth IRA.

        Individual Retirement Annuities (IRAs). IRAs are defined in Section 408 of the Code and permit individuals to make annual contributions of up to the lesser of $2,000 or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain pension plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless certain exceptions apply.

        SIMPLE IRAs. SIMPLE IRAs permit certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $6,000 (as increased for cost of living adjustments). The sponsoring employer is required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10 percent penalty tax, which is increased to 25 percent if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

        Roth IRAs. Roth IRAs are described in Code section 408A. They permit certain eligible individuals to contribute to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Pension and Profit-Sharing Plans

        Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includible in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all Plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of Contracts for use with Pension or Profit Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Tax Treatment of Withdrawals - Qualified Contracts

        In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (Pension and Profit-Sharing Plans), and 408 and 408A (Individual Retirement Annuities, including SIMPLE IRAs and Roth IRAs). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Owner or Annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m) (7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Owner or Annuitant (as applicable) and his or her designated Beneficiary; (d) distributions to an Owner or Annuitant (as applicable) who has separated from service after he has attained age 55; (e) distributions made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; (g) distributions made on account of an IRS levy upon the Qualified Contract; (h) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the
Code) for the Owner or Annuitant (as applicable) and his or her spouse and dependents if the Owner or Annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the Owner or Annuitant (as applicable) has been re-employed for at least 60 days); (i) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the Owner or Annuitant (as applicable) for the taxable year; and (j) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) which are qualified first-time home buyer distributions (as defined in Section 72(t)(8)of the Code.) The exceptions stated in (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in (c) above applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

        With respect to (c) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Required Distributions

        Generally, distributions from a qualified plan must commence no later than April 1st of the calendar year following the later of (a) the year in which the employee attains age 70 1/2 or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an Individual Retirement Annuity. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed. There are no required distributions from a Roth IRA prior to the death of the owner.

        The Internal Revenue Service has issued new proposed regulations regarding required minimum distributions from qualified plans. These new rules are to be effective January 1, 2002. However, these new rules may be used in determining required minimum distributions for 2001 by owners of IRAs. You should consult with your qualified plan sponsor and tax adviser to determine if these new rules are available for your benefit.

MONEY MARKET SUB-ACCOUNT YIELDS

        From time to time, advertisements and sales literature may quote the current annualized yield of the Variable Sub-Account investing in the Money Market Fund (the "Money Market Sub-Account") of the Sage Life Investment Trust for a seven-day period in a manner that does not take into consideration any realized or unrealized gains or losses on shares of the Money Market Fund.

        We compute the current annualized yield by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) at the end of the seven-day period in the value of a hypothetical account under a Contract having a balance of one Accumulation Unit of the Money Market Sub-Account at the beginning of the period, dividing such net change in Account Value by the value of the hypothetical account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in Account Value reflects (1) net income from the Money Market Fund attributable to the hypothetical account; and (2) charges and deductions imposed under a Contract which are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for the Asset-Based Charges. We calculate current yield according to the following formula:

Current Yield = ((NCS - ES)/UV) (365/7)

Where:

NCS = the net change in the value of the Money Market Fund (exclusive of realized gains or losses on the sale of securities, unrealized appreciation and depreciation, and income other than investment income) for the seven-day period attributable to a hypothetical account having a balance of one Accumulation Unit.

ES = per unit expenses attributable to the hypothetical account for the seven-day period.

UV =         the unit value for the first day of the seven-day period.

Effective Yield = (1+((NCS - ES)/UV))(365/7)-1

Where:

NCS = the net change in the value of the Money Market Fund (exclusive of realized gains or losses on the sale of securities, unrealized appreciation and depreciation and income other than investment income) for the seven-day period attributable to a hypothetical account having a balance of one Accumulation Unit.

ES = per unit expenses attributable to the hypothetical account for the seven-day period.


UV =         the unit value for the first day of the seven-day period.


        Because of the charges and deductions imposed under the Contracts, the yield for the Money Market Sub-Account is lower than the yield for the Money Market Fund.

        The current and effective yields on amounts held in the Money Market Sub-Account normally fluctuate on a daily basis. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. The Money Market Sub-Account's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Fund, the types and quality of portfolio securities held by the Money Market Fund and the Money Market Fund's operating expenses. Yields on amounts held in the Money Market Sub-Account may also be presented for periods other than a seven-day period.

OTHER VARIABLE SUB-ACCOUNT YIELDS

        We compute the yield by: 1) dividing the net investment income of the Fund attributable to the Variable Sub-Account units less expenses allocated to a Variable Sub-Account for the period; by 2) the maximum offering price per unit on the last day of the period times the daily average number of Accumulation Units outstanding for the period; and then 3) compounding that yield for a six-month period; and then 4) multiplying that result by two (2). Expenses allocated to a Variable Sub-Account include the Asset-Based Charges. We calculate the 30-day or one-month yield according to the following formula:

      Yield =      2 x ((((NI - ES)/(U x UV)) + 1)(6)-1)

      Where:

      NI = net income of the portfolio for the 30-day or one-month period attributable to the Variable Sub-Account's units.

      ES = expenses of the Variable Sub-Account for the 30-day or one-month period.

      U  =         the average number of units outstanding.

      UV = the unit value at the close (highest) of the last day in the 30-day or one-month period.

        Because of the charges and deductions imposed under the Contracts, the yield for the Variable Sub-Account is lower than the yield for the corresponding Fund.

        The yield on amounts invested in the Variable Sub-Accounts normally fluctuates over time. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. A Variable Sub-Account's actual yield is affected by the types and quality of securities held by the corresponding Fund and that Fund's operating expenses.

AVERAGE ANNUAL TOTAL RETURNS

        From time to time, sales literature or advertisements may also quote average annual total returns for one or more of the Variable Sub-Accounts for various periods of time.

        When a Variable Sub-Account or Fund has been in operation for 1, 5, and 10 years, respectively, the average annual total return for these periods will be provided. Otherwise, average annual total return will be shown from inception of the Variable Sub-Account. Average annual total returns for other periods of time may, from time to time, also be disclosed.

        Standard average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the Surrender Value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent calendar quarter-end practicable, considering the type of the communication and the media through which it is communicated.

        We calculate standard average annual total returns using Variable Sub-Account unit values which we calculate on each Business Day based on the performance of the Variable Sub-Account's underlying Fund. The calculation assumes that annual Asset-Based Charges of 0.50% are deducted daily from the Variable Sub-Account. The calculation also assumes surrender of Account Value at the end of the period for the return quotation. We calculate the total return according to the following formula:

      TR = (ESV/P)(1/N)-1

      Where:

      TR = the average annual total return for the period.

     ESV = the Surrender Value of the hypothetical account at the end of the period.

       P = a hypothetical initial payment of $1,000.

       N = the number of years in the period.

        We show  standard  average  annual  total  return for the periods  ended
______________ in the chart below. The total return figures reflect the deduction of all the charges.

(Performance information to be field by Amendment)

        We may also show non-standard average annual total returns. These returns may be calculated the same way as standard average total returns, except that they may just show underlying fund fees and expenses. The following chart shows the non-standard average annual compounded total returns for the underlying Funds for the periods ending ___________. The performance below reflects hypothetical returns based on the actual performance of each underlying Fund. The performance assumes The Sage Variable Annuity was available as of the inception date of the underlying Funds for the periods indicated.

(Performance information to be filed by Amendment)

OTHER TOTAL RETURNS

        We may disclose cumulative total returns in conjunction with the standard formats described above. We will calculate the cumulative total returns using the following formula:

      CTR = (ESV/P) - 1

      Where:

      CTR = The cumulative total return for the period.

      ESV = The ending Surrender Value of the hypothetical investment at the end of the period net of recurring charges.

        P = A hypothetical single payment of $1,000.

USE OF INDEXES

        From time to time, we may present the performance of certain historical indexes in advertisements or sales literature. We may compare the performance of these indexes to the performance of certain Variable Sub-Accounts or Funds, or we may present without such a comparison.

OTHER INFORMATION

        The following is a partial list of those publications which we may note in the Funds' sales literature and/or shareholder materials which contain articles describing investment results or other data relative to one or more of the Variable Sub-Accounts. We also may cite other publications.

Broker World                                           Financial World
Across the Board                                       Advertising Age
American Banker                                        Barron's
Best's Review                                          Business Insurance
Business Month                                         Business Week
Changing Times                                         Consumer Reports
The Economist                                          Financial Planning
Forbes                                                 Fortune
Inc.                                                   Institutional Investor
Insurance Forum                                        Insurance Sales
Insurance Week                                         Journal of Accountancy
Journal of Financial Service Professionals             Journal of Commerce
Life Insurance Selling                                 Life Association News
MarketFacts                                            Manager's Magazine
National Underwriter                                   Money
Morningstar, Inc.                                      Nation's Business
New Choices (formerly 50 Plus)                         The New York Times
Pension World                                          Pensions & Investments
Rough Notes                                            Round the Table
U.S. Banker                                            VARDs
The Wall Street Journal                                Working Woman

INCOME PAYMENT PROVISIONS

        AMOUNT OF FIXED INCOME PAYMENTS. On the Income Date, the amount you have chosen to apply to provide fixed income payments will be applied under the income plan you have chosen. The monthly income payment factor in effect on the Income Date times that amount and then divided by $1,000 will be the dollar amount of each monthly payment. Each of these payments are guaranteed and remain level throughout the period you selected.

        The monthly income payment factor used to determine the amount of the fixed income payments will not be less than the guaranteed minimum monthly income payment factor shown in your Contract.

        AMOUNT OF VARIABLE INCOME PAYMENTS. These payments will vary in amount. The dollar amount of each payment attributable to each Variable Sub-Account is the number of Income Units for each Variable Sub-Account times the Income Unit value of that Sub-Account. The sum of the dollar amounts for each Variable
Sub-Account is the amount of the total variable income payment. We will determine the Income Unit values for each payment no earlier than five Business Days preceding the due date of the variable income payment (except for Income Payment Option 4, which we determine on the due date). We guarantee the payment will not vary due to changes in mortality or expenses.

        INCOME UNITS. On the Income Date, the number of Income Units for an applicable Variable Sub-Account is determined by multiplying (1) by (2), dividing the result by (3), and then dividing that result by (4) where:

       (1)    is the amount you have chosen to allocate to that Variable
              Sub-Account;

       (2)    is the monthly income payment factor for the income plan chosen;

       (3)    is $1,000; and

       (4) is the Income Unit value for the Variable Sub-Account for the Valuation Period ending on that date.

        INCOME UNIT VALUE. We calculate the value of an Income Unit at the same time that the value of an Accumulation Unit is calculated and is based on the same values for Fund shares and other assets and liabilities. The Income Unit value for a Variable Sub-Account's first Business Day was set at $10. After that, we determine the Income Unit value for every Business Day by multiplying
(a) by (b), and then dividing by (c) where:

       (a) is the Income Unit value for the immediately preceding Valuation Period;

       (b) is the "net investment factor" (as described in the prospectus) for the Variable Sub-Account for the Valuation Period for which the value is being determined; and

       (c) is the daily equivalent of the assumed investment rate that you have selected and that is shown in your Contract for the number of days in the Valuation Period.

                ILLUSTRATION OF CALCULATION OF INCOME UNIT VALUE

1. Net Investment Factor .........................................1.00022253

2. Income Unit value for the immediately preceding Valuation
   Period........................................................10.00000000

3. Daily equivalent of the assumed investment rate for the
   number of days in the Valuation Period (assuming you select
   3%)=(1.03(1/365).).............................................1.00008099

4. Income Unit value for current Valuation Period
   [(1) x (2)]/(3)...............................................10.00141533

                    ILLUSTRATION OF VARIABLE INCOME PAYMENTS

1. Number of Accumulation Units.......................................1,000

2. Accumulation Unit value.......................................10.0026116

3. Account Value (1) x (2)........................................10,002.61

4. Minimum monthly income payment factor per $1,000 applied...........10.50

5. First monthly variable income payment [(3) x (4)]/$1,000..........105.03

6. Income Unit value............................................10.00141533

7. Number of Income Units (5)/(6)..................................10.50151

8. Assume Income Unit value at the end of the second month is.........10.05

9. Second monthly variable income payment (7) x (8)..................105.54

10. Assume Income Unit value at the end of the third month is.........10.10

11. Third monthly variable income payment (7) x (10).................106.07

        EXCHANGE OF INCOME UNITS. After the Income Date, if there is an exchange of value of a designated number of Income Units of particular Variable Sub-Accounts into other Income Units, the value will be such that the dollar amount of the income payment made on the date of exchange will be unaffected by the exchange.

SAFEKEEPING OF ACCOUNT ASSETS

        We hold the title to the assets of the Variable Account. The assets are kept physically segregated and held separate and apart from our General Account assets and from the assets in any other separate account.

        We maintain records of all purchases and redemptions of Fund shares held by each of the Variable Sub-Accounts.

LEGAL MATTERS

        All matters relating to Delaware law pertaining to the Contracts, including the validity of the Contracts and the Company's authority to issue the Contracts, have been passed upon by James F. Bronsdon, the Company's Vice President, Legal and Compliance.

OTHER INFORMATION

        A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

FINANCIAL STATEMENTS

        The financial statements for the Variable Account are provided below. Financial statements of the Company are presented in the Prospectus.

            (To be filed by Amendment)

                                     PART C

                                OTHER INFORMATION

ITEM 24.       FINANCIAL STATEMENTS AND EXHIBITS

(a)   Financial Statements

      All required financial statements will be filed by amendment.

(b)   Exhibits

      (1)(a) Resolutions of the Board of Directors of Sage Life Assurance of America, Inc. establishing The Sage Variable Annuity Account A.1/

      (2)                 Not Applicable.

      (3)(a)              Form of Distribution Agreement with Sage
                          Distributors, Inc. 2/.

         (b)              Form of Selling Agreement (to be filed by
                          Amendment).

      (4)(a)(i)(B)        Form of Individual Contract.*

              (ii)(B)     Form of Individual Contract with Interest Account.*

             (iii)(B)     Form of Group Contract.*

              (iv)(B)     Form of Group Certificate.*

            (b)(i)(A)     Amended Form of Individual IRA Rider.3/

              (ii)(A)     Amended Form of Group IRA Rider.3/

             (iii)(A)     Amended Form of Individual SIMPLE IRA Rider.3/

              (iv)(A)     Amended Form of Group SIMPLE IRA Rider.3/

               (v)(A)     Form of Individual Roth IRA Rider.5/
              (vi)(A)     Form of Group Roth IRA Rider.5/

              (vii)(A)     Form of Individual Endorsement re: Application-
                          Confirmation 18/

              (vii)(B)     Form of Group Endorsement re: Application-
                          Confirmation 18/

      (5)    (i) (A)      Form of Individual Contract Application.*

             (i) (C)      Form of Individual Application-Confirmation 18/

            (ii) (A)      Form of Group Certificate Application.*

            (ii) (C)      Form of Group Application-Confirmation Form. 18/

      (6)(a)              Articles of Incorporation of the Company.8/

         (b)              By-Laws of the Company.8/

      (7)                 Not Applicable.

      (8)(a)(i) Form of Participation Agreement with AIM Variable Insurance Funds.9/

             (ii)         Form of Participation Agreement with The Alger
                          American Fund.9/

             (iv) Form of Participation Agreement with MFS(R) Variable Insurance TrustSM.9/

             (v) Form of Participation Agreement with Morgan Stanley The Universal Institutional Funds, Inc.10/

             (vi)         Form of Participation Agreement with Oppenheimer
                           Variable Account Funds.10/

             (vii) Form of Participation Agreement with Sage Life Investment Trust.9/

             (ix) Form of Participation Agreement with T. Rowe Price Equity Series, Inc.10/

             (x) Form of Participation Agreement with INVESCO Variable Investment Funds, Inc.20/

         (b) Form of Services Agreement with Financial Administration Services, Inc.10/

         (c) Reinsurance Agreement (Modified Coinsurance Treaty) with Life Reassurance Corporation of America. 19/

      (9) Opinion and Consent of James F. Bronsdon. (to be filed by Amendment)

      (10)(a) Consent of Blazzard, Grodd & Hasenauer, P.C. (to be filed by Amendment).

          (b)             Consent of Independent Auditors (to be filed by
                          Amendment).

      (11)                Not Applicable.

      (12)                Not Applicable.
      (13)                Not Applicable.

      (14)(a)             Power of Attorney for Paul C. Meyer.11/

      (14)(b)             Power of Attorney for Ronald S. Scowby.12/

      (14)(c)             Power of Attorney for Richard D. Starr.12/

      (14)(d)             Power of Attorney for H. Louis Shill.13/

      (14)(e)             Power of Attorney for Mitchell R. Katcher. 18/

      (14)(f)             Power of Attorney for Robin I. Marsden. 18/

      (14)(g)             Power of Attorney for Paul C. Meyer, Ronald S.
                          Scowby, Richard D. Starr, H. Louis Shill and
                          Meyer Feldberg.16/

      (14)(h)             Power of Attorney for John A. Benning. 18/


------------------------
* Filed herewith.

(1) This exhibit was previously filed in Exhibit 1 to the Registration Statement on Form N-4 dated December 24, 1997 (File No. 333-43329) and is incorporated herein by reference.

(2) This exhibit was previously filed in Exhibit No. 3 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File No. 333-43329) dated December 31, 1998, and is incorporated herein by reference.

(3) This exhibit was previously filed in Exhibit No. 4 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File No. 333-43329) dated December 31, 1998, and is incorporated herein by reference.

(4) This exhibit was previously filed in Exhibit No. 4 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File No. 333-43329) dated January 28, 1999, and is incorporated herein by reference.

(5) This exhibit was previously filed in Exhibit No. 4 to the Registration Statement on Form N-4 (File No. 333-43329) dated December 24, 1997, and is incorporated herein by reference.

(6) This exhibit was previously filed in Exhibit No. 5 to Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-4 (File No. 333-43329) dated December 31, 1998, and is incorporated herein by reference.

(7) This exhibit was previously filed in Exhibit No. 5 to the Registration Statement filed on Form N-4 (File No. 333-43329) dated December 24, 1997, and is incorporated herein by reference.

(8) This exhibit was previously filed in Exhibit No. 6 to the Registration Statement filed on Form N-4 (File No. 333-43329) dated December 24, 1997, and is incorporated herein by reference.

(9) This exhibit was previously filed in Exhibit No. 8 to Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-4 (File No. 333-43329) dated December 31, 1998, and is incorporated herein by reference.

(10) This exhibit was previously filed in Exhibit No. 8 to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-4 (File No. 333-43329) dated January 28, 1999, and is incorporated herein by reference.

(11) This exhibit was previously filed in Exhibit No. 14 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File No. 333-44751) dated January 12, 1999, and is incorporated herein by reference.

(12) This exhibit was previously filed in Exhibit No. 14 to Pre-Effective Amendment No. 2 to the Registration Statement filed on Form N-4 (File No. 333-43329) dated January 28, 1999, and is incorporated herein by reference.

(13) This exhibit was previously filed in Exhibit No. 14 to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-4 (File No. 333-44751) dated February 10, 1999, and is incorporated herein by reference.

(14) This exhibit was previously filed in Exhibit No. 14 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File No. 333-43329) dated February 26, 1999, and is incorporated herein by reference.

(15) This exhibit was previously filed in Exhibit No. 4 to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4 (File No. 333-43329) dated February 29, 2000, and is incorporated herein by reference.

(16) This exhibit was previously filed in Exhibit No. 14 to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4 (File No. 333-43329) dated February 29, 1999, and is incorporated herein by reference.

(17) This exhibit was previously filed in Exhibit No. 4 to Post-Effective Amendment No. 5 to the Registration Statement on Form N-4 (File No. 333-43329) dated June 27, 2000, and is incorporated herein by reference.

(18) This exhibit was previously filed in Post-Effective No. 9 to Form N-4 (File No. 333-43329) filed March 6, 2001 and is incorporated herein by reference.

(19) The exhibit was filed as Exhibit 10.2 in Sage Life Assurance of America, Inc.'s Form 10-K (File Nos. 333-77441 and 333-77437) filed on April 12, 2001 and is incorporated herein by reference.

(20) This exhibit was previously filed in Post-Effective Amendment No. 10 to Form N-4 (File No. 333-43329) filed on April 27, 2001 and is incorporated herein by reference.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

        Incorporated herein by reference to the section titled "Directors and Executive Officers" of the Prospectus filed as Part A of this Registration Statement.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE
         DEPOSITOR OR REGISTRANT

        The registrant is a segregated asset account of the Company and therefore is owned and controlled by the Company. The Company is a stock life insurance company of which all the voting securities are owned by Sage Life Holdings of America, Inc., a Delaware corporation, ("Sage Life Holdings"), 90.1% of the voting securities of which are owned by Sage Insurance Group Inc., a Delaware corporation. (The Company in turn owns all of the voting securities of Sage Life Assurance Company of New York, a New York domiciled company which is pursuing a license to conduct insurance business in that state.) The remaining voting securities are owned by Life Reassurance Corporation of America. In addition to Sage Life Holdings, Sage Insurance Group also owns all of the voting securities of Sage Distributors, Inc. (a broker-dealer), Sage Advisors, Inc. (a registered investment adviser), and Finplan Holdings, Inc. (a financing company), all of which are Delaware corporations, and Sage Re (Bermuda) Ltd. (an insurer), a Bermudian corporation. All the voting securities of Sage Insurance Group Inc. are owned by Sage Insurance Holdings, Inc, a Delaware corporation. Sage Insurance Holdings, Inc. is a wholly owned subsidiary of Sage Holdings
(USA), Inc., a Delaware corporation. (Sage Holdings (USA), Inc. also owns all of the voting securities of Sage Properties (USA), Inc., a Virginia corporation whose principal assets are accounts receivable and notes relating to the sale of real estate.) Sage Holdings (USA), Inc. is a wholly owned subsidiary of Sage Life Holdings Limited, a South African corporation. The nature of the business of the companies listed above is insurance and financial services. Sage Life Holdings Limited is 100% owned by Sage Group Limited, a South African corporation that is the ultimate holding company. Sage Group Limited is a controlling company operating in life insurance, mutual funds and investment management. Various companies and other entities controlled by Sage Group Limited may be considered to be under common control with the registrant or the Company. Such other companies and entities and the nature of their businesses are set forth below. These companies are incorporated in South Africa and are wholly owned subsidiaries unless otherwise noted.

                        DIRECT AND INDIRECT SUBSIDIARIES OF SAGE GROUP LIMITED
                        ------------------------------------------------------

COMPANY NAME                                 PRINCIPAL BUSINESS

Bentley Office Park (Pty) Ltd                Property development & investment
Blackreef Properties (Pty) Ltd               Property holding
Edenston Properties (Pty) Ltd                Property development
Educational Information Services (Pty) Ltd   Publishing
Ensiklopedie Afrikana (Edms) Beperk          Publishing
Estromin Properties & Investments (Pty) Ltd  Property investment
Everest Construction (Pty) Ltd               Construction
FPS (South Vaal) Investments (Pty) Ltd       Property investment
FPS (Vaal) Investments (Pty) Ltd             Investment holding
FPS Investment Holdings Ltd                  Investment holding
FPS Investments (Pty) Ltd                    Investment holding
FPS Ltd                                      Investment consultants
Fraser Street Registrars (Pty) Ltd           Transfer secretaries
Hatfield Primary Square (Pty) Ltd.           Property investment
Hatfield Properties (Block A) (Pty) Ltd      Property investment
Hatfield Properties (Block C) (Pty) Ltd      Property investment
Hatfield Properties (Block D) (Pty) Ltd      Property investment
Highrise Home Investments (Pty) Ltd          Property investment
Home Mortgage Investments (Pty) Ltd
  (50% owner)                                Financing
J van Streepen (Kempton Park) (Pty) Ltd
  (51% owner)                                Property development
Kemparkto (Pty) Ltd                          Property investment & development
Lakeview Management Properties (Pty) Ltd
  (75% owner)                                Property management
Marlands Flats (Pty) Ltd                     Property holding
Meumann & Heyneke (Pty) Ltd                  Retail merchants
Nedrep Investments Ltd                       Investment holding
New Smal Construction Co. (Pty) Ltd          Construction
Palmiet Townships (Pty) Ltd                  Property development
R/E 105 Rosebank (Pty) Ltd                   Investment holding
Residential Mortgage Investments (Pty) Ltd   Financing
S A Cultural Holdings (Pty) Ltd              Investment
S A Kultuur Beleggings (Edms) Beperk         Investment
S.B. Plant Hire (Pty) Ltd                    Plant hire
SACI Finance (Pty) Ltd                       Finance company
Sage Structured Options (Eight) (Pty) Ltd    Investment holding
Sage Structured Options (Five) (Pty) Ltd     Investment holding
Sage Structured Options (Four) (Pty) Ltd     Investment holding
Sage Structured Options (Nine) (Pty) Ltd     Investment holding
Sage Structured Options (One) (Pty) Ltd      Investment holding
Sage Structured Options (Seven) (Pty) Ltd    Investment holding
Sage Structured Options (Six) (Pty) Ltd      Investment holding
Sage Structured Options (Three) (Pty) Ltd    Investment holding
Sage Structured Options (Two) (Pty) Ltd      Investment holding
Sage Centre (Pty) Ltd                        Investment holding
Sage Consulting Services (Pty) Ltd           Consulting, financial,
                                               administrative, and
                                               management services
Sage Corporate Services (Pty) Ltd            Investment holding
Sage Family Benefits (Pty) Ltd               Insurance consultants
Sage Holdings Ltd                            Financial, investment &
                                               management
Sage Investment Trust Ltd                    Insurance & investment
Sage Land Finance (Pty) Ltd                  Financiers
Sage Land Holdings (Pty) Ltd                 Investment holding
Sage Library Gardens Ltd                     Investment holding
Sage Life Holdings Ltd                       Investment holding
Sage Life Ltd                                Life insurance
Sage Management Services (Pty) Ltd           Management
Sage Parking (Pty) Ltd                       Own & operate parking garages
Sage Personal Investment Marketing (Pty) Ltd Investment consultants
Sage Properties (549 Sandown) (Pty) Ltd      Property holding
Sage Properties (Menlyn) (Pty) Ltd           Property investment
Sage Properties (Rivonia Four) (Pty) Ltd     Property holding
Sage Properties (Sunnyside) (Pty) Ltd        Property holding
Sage Properties Ltd                          Investment holding
Sage Property Holdings Ltd                   Property holding
Sage Property Management Services (Pty) Ltd  Property management
Sage Property Trust Managers, Ltd.
  (77.2% owner)                              Management of unit trusts
Sage Schachat Developments (Pty) Ltd         Builders
Sage Schachat Ltd                            Investment holding
Sage Selections (Pty) Ltd                    Investment
Sage Specialized Insurances Ltd              Short term insurance
Sage Strategic Investments (Pty) Ltd         Investment holding
Sage Strategic Services (Pty) Ltd.           Consulting, financial,
                                               administrative and
                                               management services
Sage Trustees (Pty) Ltd                      Trustees
Sage Unit Trusts Ltd                         Management of unit trusts
Sagemed (Pty) Ltd                            Health & medical insurance
SAK Holdings (Pty) Ltd                       Investment holding
Sandhurst Properties (Block A) (Pty) Ltd     Property investment & management
Sandhurst Properties (Block C) (Pty) Ltd     Property investment & management
Sandhurst Properties (Block D) (Pty) Ltd     Property investment & management
Sandhurst Properties (Block E) (Pty) Ltd     Property investment & management
Sandhurst Properties (Block F) (Pty) Ltd     Property investment & management
Sandhurst Properties (Block G) (Pty) Ltd     Property investment & management
Sandown Development Holdings (Pty) Ltd       Property holding
Sandown Developments (Pty) Ltd               Property development
Schachat Ciskei (Pty) Ltd                    Property development
Schachat Construction (Pty) Ltd              Construction
Schachat Cullum (Pty) Ltd                    Property development & management
Schachat Finance Company (Pty) Ltd           Financiers
Schachat Land Resources (Pty) Ltd            Investment holding
Schachat Natal (Pty) Ltd                     Farming & other
Schalab Townships (Pty) Ltd (51% owner)      Property development
Sectional Title (Pty) Ltd                    Property development
SLR Land Development (Pty) Ltd               Building contractors
SMH Land Development (Pty) Ltd               Property investment
SPTM Holdings (Pty) Ltd                      Investment holding
SSI Securities (Pty) Ltd                     Financiers
Stonehouse Investments (Pty) Ltd             Property investment
Sunnyside Erf 26 (Block D) (Pty) Ltd         Property investment & management
Table Classics (Pty) Ltd                     Deal in tableware products
The Gold Jewellery Corporation (Pty) Ltd     Manufacture & sale of
                                               coins & jewelry
Townhomes (Pty) Ltd                          Building contractors
Von Brandis Square Development Co.(Pty) Ltd  Property development
Witch Construction Company (Pty) Ltd         Property investment & development
Witch Construction Company (Transvaal)
  (Pty) Ltd                                  Property investment & development
Sage International B.V.
  (Netherlands corporation)                  Holding
Sage International Assets Ltd
  (BVI corporation)                          Holding
Sage Management Services (USA), Inc.
   (New York corporation)                    Management services


ITEM 27. NUMBER OF CONTRACT OWNERS

        Not Applicable.


ITEM 28. INDEMNIFICATION

        Sage Life's Articles of Incorporation provide that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except that (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which would involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any personal benefit. Notwithstanding the foregoing, the Articles provide that if the Delaware General Corporation Law is amended to authorize further limitations of the liability of a director or a corporation, then a director of the Company, in addition to circumstances in which a director is not personally liable as set forth in the preceding sentence, shall be held free from liability to the fullest extent permitted by the Delaware General Corporation Law as amended.

        Sage Life's Bylaws provide that the Company shall indemnify its officers, directors, employees and agents to the extent permitted by the General Corporation Law of Delaware.

        Further, Section 145 of Delaware General Corporation Law provides that a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had a reasonable cause to believe that his conduct was not unlawful.

        Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

           (a) Sage Distributors, Inc. ("Sage Distributors") is the registrant's principal underwriter. Sage Distributors is also the principal underwriter for the following other investment companies:

           The Sage Variable Life Account A
           Sage Life Investment Trust

           (b)  Officers and Directors of Sage Distributors

        The principal business address of all of the persons listed below is 300 Atlantic Street, Stamford, CT 06901.


Name and Principal Business Address       Positions and Offices With Sage Distributors
-----------------------------------       --------------------------------------------

Robin I. Marsden                          Director

Mitchell R. Katcher                       Director

Lincoln B. Yersin                         President and Chief Executive Officer

James F. Bronsdon                         Chief Compliance Officer, Chief Legal Officer

James F. Renz                             Chief Financial Officer, Treasurer, Assistant Secretary


ITEM 30. LOCATION OF BOOKS AND RECORDS

        All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained at our Customer Service Center.

ITEM 31. MANAGEMENT SERVICES

        All management contracts are discussed in Part A or Part B of this registration statement.

ITEM 32. UNDERTAKINGS AND REPRESENTATIONS

(a) The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the statement are never more than 16 months old for as long as purchase payments under the Contracts offered herein are being accepted.

(b) The registrant undertakes that it will include either (1) as part of any application to purchase a Contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or
     (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send to the Company for a Statement of Additional Information.

     Additional Information.

(c) The registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to the Company at the address or phone number listed in the prospectus.

(d) The Company represents that the fees and charges under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.


                                   SIGNATURES


        As required by the Securities Act of 1933, and the Investment Company Act of 1940, the registrant has caused this Registration Statement to be signed on its behalf, in the City of Stamford, in the State of Connecticut, on this 8th day of June, 2001.


                                     The Sage Variable Annuity Account A
                                     (Registrant)

                                     By: Sage Life Assurance of America, Inc.




                                     By: /s/ROBIN I. MARSDEN
                                         --------------------


                                     By: Sage Life Assurance of America, Inc.
                                         (Depositor)


                                     By:/s/ROBIN I. MARSDEN
                                        -------------------------


        As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                           Title                           Date
---------                      ----------------               ----------------

/s/ Ronald S. Scowby*              Chairman                        6-8-01
----------------------
Ronald S. Scowby


/s/ H. Louis Shill*                Director                        6-8-01
-----------------------
H. Louis Shill


/s/ Paul C. Meyer*                 Director                        6-8-01
----------------------
Paul C. Meyer


/s/ Richard D. Starr*              Director                        6-8-01
-----------------------
Richard D. Starr


/s/MITCHELL R. KATCHER             Director,                       6-8-01
----------------------             Senior Executive Vice
Mitchell R. Katcher                President, Chief Actuary


/s/ Meyer Feldberg*                Director                        6-8-01
--------------------
Meyer Feldberg

/s/ John A. Benning*               Director                        6-8-01
--------------------
John A. Benning


/s/ROBIN I. MARSDEN                Director, President and         6-8-01
---------------------              Chief Executive Officer
Robin I. Marsden


/s/JEFFREY GORDON                  Chief Financial Officer         6-8-01
---------------------
Jeffrey Gordon



*By: /s/MITCHELL R. KATCHER
     ------------------------


As Attorney-In-Fact pursuant to a Power of Attorney dated below.



Director                       Date
--------                       ----

Meyer Feldberg                 February 28, 2000
Ronald S. Scowby               February 24, 2000
H. Louis Shill                 February 25, 2000
Paul C. Meyer                  February 23, 2000
Richard D. Starr               February 25, 2000
Robin I. Marsden               February 28, 2000
John A. Benning                July 31, 2000
Mitchell R. Katcher            February 25, 2000


                                  EXHIBIT INDEX


EX-99.B4.a.i.B        Form of Individual Contract.

EX-99.B4.a.ii.B       Form of Individual Contract with Interest Account.

EX-99.B4.a.iii.B      Form of Group Contract.

EX-99.B4.a.iv.B       Form of Group Certificate.

EX-99.B5.i.A          Form of Individual Contract Application.

EX-99.B5.ii.A         Form of Group Certificate Application.